AURIZON MINES LTD.

FINAL REPORT

REVISED EXECUTIVE SUMMARY

January 2005

(Revised October 2005)

Project No.: 23066

Aurizon Mines Ltd.
Casa Berardi Project - Feasibility Study - Executive Summary

Prepared for:

     Aurizon Mines Ltd.
Suite 900 - 510 Burrard Street
Vancouver, British Columbia
V6C 3A8

Prepared by:

Met-Chem Canada Inc.
555, René-Lévesque West Blvd., 3rd Floor
Montréal, Québec
H2Z 1B1

Prepared by:

Project Manager, Coordination Met-Chem Canada Inc.	Date: February 22nd, 2005
Underground Mining, Ore Reserves Met-Chem Canada Inc.	Date: February 22nd, 2005
Date: February 22nd, 2005

January 2005

Aurizon Mines Ltd.
Casa Berardi Project - Feasibility Study - Executive Summary

Prepared by (cont'd):

Alain Dorval, Eng. Ore Processing Met-Chem Canada Inc.	Date: February 22nd, 2005
Daniel Gagnon, Eng. Underground Mining, Ore Reserves Met-Chem Canada Inc.	Date:
Mineral Resources Met-Chem Canada Inc.	Date: February 22nd, 2005
Dave West, P. Eng. Rock Mechanics, Underground Infrastructure Wardrop Engineering Inc.	Date: February 22nd, 2005

January 2005

Aurizon Mines Ltd.
Casa Berardi Project - Feasibility Study - Executive Summary

Prepared by (cont'd):

Alain Dorval, Eng. Ore Processing Met-Chem Canada Inc.	Date:
Date: 17/02/05
Guy Saucier, Eng. Mineral Resources Met-Chem Canada Inc.	Date:
Date: 24/02/05

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page i

EXECUTIVE SUMMARY

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page ii

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1.0 INTRODUCTION

General

This report is a revision of the report “EXECUTIVE SUMMARY” dated January 2005. The modifications that are included in this revised version are restricted to Section 2.0 DISCLAIMER (last 2 paragraphs modified) and to Section 21.0 CERTIFICATE OF QUALIFICATIONS (2 certificates were added). All other sections remain unchanged.

The present report is a summary of the material information contained in the Feasibility Study Report (Report) on the Casa Berardi Project (Project) prepared for and issued to Aurizon Mines Ltd (Aurizon) by Met-Chem Canada Inc. (Met-Chem) in January 2005. The Feasibility Study has been prepared as a Technical Report in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.

Aurizon is a Canadian gold mining company with its Head Office based in Vancouver, British Columbia, and an Administrative office in Val d'Or, Québec. The company owns fifty percent (50%) of the Sleeping Giant Mine currently operated by Cambior Inc., and one hundred percent (100%) of the Casa Berardi Property, both located in the Abitibi region of Québec.

Since 1998, Aurizon has been striving to enhance the value of the Casa Berardi Project with the objective of bringing it to commercial production and to the status of a profitable mining operation. To that effect, Aurizon has carried out surface and underground drilling programs that have defined sufficient mineral reserve potential to warrant a thorough technical and economic assessment of the Project.

This is the subject of the Feasibility Study Report of which the present report is a summary.

Background

The Casa Berardi gold deposits are located along a 5 km East-West mineralized corridor. They are made up of the East, West and Principal Mines. Those mines were exploited between 1988 and 1997 by Inco Ltd (Inco), and then by TVX Gold Inc. (TVX). During that period, mining operations produced about 3.5 million tonnes of ore from which 688,400 ounces of gold were recovered in the ore processing plant.

In September 1998, Aurizon acquired 100% of Mines Casa Berardi's assets from TVX. The main infrastructure included in the transaction were, for the East Mine, an ore processing plant, a building complex including stores, maintenance, mine dry as well as offices facilities and finally, an underground decline and a shaft. The West Mine infrastructure comprised principally surface maintenance facilities, a mine dry and a decline for underground access.

Following the acquisition of Casa Berardi, Aurizon carried out a surface exploration diamond drilling program totalling more than 76,000 m. The main objective of the campaign was to increase the gold mineral inventory of the property by drilling prospective sectors below the 400 m level in the West Mine area. The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.

In March 2000, Aurizon issued an internal study that, although based on limited information, provided positive indications of the economic potential of the West Mine area below the 400 m level.

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Following two years of limited exploration drilling activities due to the depressed price of gold, Aurizon re-embarked on a surface exploration program that led to the discovery of additional zones east of Zone 113.

In the spring of 2003, Aurizon initiated an underground exploration program to confirm the results of the surface program and increase the confidence level of the identified resources of Zone 113.

This underground exploration drilling program included the eastern extension of the existing ramp from the 450 m level to the 550 m level. This was followed by the driving of an exploration drift on the 550 m level to allow fan drilling of the newly identified mineralized zone referred to as Zone 113. As of December 21, 2004, a total of 38,872 m have been drilled. The results of the underground drilling program have allowed the estimation of probable reserves from indicated resources for Zone 113 above the 700 m level that, combined with reserves from other zones, form the foundation of this Report.

Having succeeded in raising additional financing in 2004, Aurizon has decided to go ahead with the implementation and construction of some of the West Mine Project infrastructure. This has contributed in reducing the pre-production capital investment and the time required for Project implementation. At the time of writing of the Feasibility Study Report, the following work has been completed:

  Shaft Collar (Final depth of 42 m);
  Ramp development in Zone 113 to the 570 m level;
  Access drifts to shaft location on 280 and 550 m levels;
  Shaft pilot raise from the 280 m level: completed to 10 m below shaft collar;
  Shaft pilot raise from the 500 m level to the 280 m level: 233 m completed;
  Access drift to ventilation raise on the 550 level;
  Ventilation raise from the 550 m level to the 280 m level: 98 m completed;
  Rehabilitation of production hoist;
  Detail engineering for head frame, related surface infrastructure and shaft;
  Foundations for headframe, backlegs, hoist, hoist building and silos;
  Tenders received for shaft sinking, head frame and steel.

Scope of Work

In February 2004, Met-Chem was commissioned by Aurizon to prepare a Feasibility Study Report for the Project with the purpose of assisting Aurizon in obtaining Project financing. The Report was to be at a Bankable level.

In developing the scope of work, particular care was taken to address important issues that had weakened the profitability of the previous operation. Those are underground pillar collapse, high operating costs and poor mill gold recoveries.

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It is recognized that control of ground conditions will require appropriate rock mechanic standards, appropriate stope backfill sequence and measures to protect the infiltration of water along the Casa Berardi Fault.

High operating costs are understood to have resulted mostly from low production tonnage. Consequently, appropriate development sequence, good mine planning, appropriate backfill sequence and ore hoisting by shaft are key to ensuring the required mill feed.

Regular mill feed from the underground operation and the addition of a new gravity circuit will help increase and maintain control of the mill recovery.

The necessary work performed to prepare the Report included a technical review of the major components of the project and the following tasks were undertaken:

  Review of the March 2000 internal study by Aurizon;
  Initial meeting at the Project site to assess the required work and establish priorities;
  Review of work previously completed by others to assess elements to be retained, those requiring validation, and those requiring further development;
  Subsequent meetings during project execution at Casa Berardi to co-ordinate activities and collect/communicate information;
  Review of geological interpretation by Aurizon for Zone 113 and the Lower Inter Zone followed by the preparation of computer block models and estimation of mineral resources;
  Audit of all other mineral resources previously reported by Aurizon.
  Design, planning and estimation of the required development work for Zone 113 and Lower Inter Zone;
  Rock mechanics assessment of planned workings and mining approach;
  Design of required underground infrastructure;
  Detailed mine planning;
  Calculation of ore reserves from available measured or indicated resources;
  Planning and technical supervision of laboratory metallurgical testwork.
  Review of test results and preparation of revised process flowsheets;
  Identification and design of required modifications in the ore processing plant;
  Technical co-ordination for assessment of mill rehabilitation requirements;
  Comparative study of tailings disposal and conceptual design of preferred option;
  Conceptual study of required modifications and additions to sanitary installations;
  Project Implementation Schedule;
  Capital Cost Estimate;
  Operating Cost Estimate;

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 4
  Financial Analysis.

Aurizon technical staff provided input and assistance essentially in the areas of geology, interpretation of mineralized zones envelopes, mineral resources estimates, mine development, mine infrastructure and mining related cost estimates. Capital cost data was also furnished to Met-Chem by Aurizon in areas such as shaft sinking from tenders received from contractors in November 2004 and requirements for electrical power supply as estimated by an engineering firm commissioned by Aurizon to assess those requirements.

Aurizon retained the services of SGS Lakefield Research Limited to carry out the metallurgical testwork, and of Services d'Entretiens Minier Industriels R-N 2000 to assess the rehabilitation work required at the mill. Met-Chem provided technical co-ordination in both cases.

Other firms and consultants assisted Met-Chem in the execution of some of the above tasks. Those included Wardrop Engineering Inc.(Underground Infrastructure and Rock Mechanics), Journeaux, Bédard & assoc. inc. (Tailings Disposal), Groupe Stavibel inc. (Sanitary installations), Secor Conseil (Financial Analysis) and Richard L. Jauron (Mine ventilation).

The format of the Report has been designed to suit the requirements of National Instrument 43-101, and more specifically is modelled to satisfy the needs of the Technical Report.

Description of Project and Basis of Study

The Casa Berardi West Mine Project is centered around the underground mining of ore reserves from Zone 113 above the 700 m level. This ore will be supplemented by ore from the Lower Inter Zone and to a lesser extent by ore from zones 111, South West and North West.

The main investment for the project is principally required in the underground mine area and they constitute over 80% of the pre-production capital costs.

Major components of this investment are the sinking of an 810 m shaft and the required mine development to access the ore in Zone 113.

The ore processing plant will require rehabilitation work to return to operating condition. Additions and modifications such as a new gravity circuit including intensive cyanidation will also be necessary to achieve the increased milling capacity and the expected gold recovery.

New tailings disposal capacity will be required and a site located south of the existing disposal area has been identified for construction.

A pre-production period of eighteen (18) months will be necessary to perform the required development and construction work prior to resuming production.

Mining will be by Transverse and Longitudinal Long Hole stoping methods with cemented rock fill for mined out stopes. The ore will be skipped to surface through the new shaft. It will then be loaded into trucks from a storage bin and transported over 5 km to the processing plant at the East Mine.

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 5

The following are the main Project criteria:

  Pre-production or construction period: 18 months;
  Operating days/year: 345 (94.5 % mill availability);
  Mine operating schedule: 7 days/week;
  Mill operating schedule: 7 days/week;
  Mill Design Capacity: 2600 tpd;
  Mill Recovery (% Au): as per results from Lakefield testwork (average 93.0% at 2400 tpd);
  Initial daily production target: 1800 tpd for first 6 months;
  Final daily production target: 2400 tpd;
  Estimated mine life (from identified reserves): 5.5 years.

The mill design capacity of 2600 tpd was established with Aurizon from preliminary economic simulations carried out early in the Study to select a production level target for the metallurgical testwork program required to update the mill flowsheet. The final daily production objective for the Project was later reduced to 2400 tpd to match the estimated underground capacity.

Except where noted, all unit measures are in the metric system and the currency used is the Canadian dollar.

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2.0 DISCLAIMER

This document is a summary of the information provided in the Feasibility Study Report (Report) issued to Aurizon by Met-Chem in January 2005. The complete Feasibility Study Report should be read prior to any financial decision or other are made. The following disclaimer in italics was revised as of October 6, 2005.

While the services performed by Met-Chem to create the Report were in accordance with good engineering principles as practiced by competent engineering organisations, the analysis, information, opinions and recommendations provided by Met-Chem in this report are advisory only and Aurizon shall at all times retain control over its operations. The present report is directed solely to the development and presentation of data and evaluations to permit Aurizon to reach informed decisions on the project viability.

It should also be understood that the Mineral Resources and Reserves, presented in this report, are estimates of the size and grade of the deposits based on limited sampling and the assumptions and the parameters currently available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in metals prices and/or production costs, difference in size and grade and recovery rates from those expected, and changes in project parameters due to changes in production plans. No assurance can be given that the estimates of Mineral Reserves and Mineral Resources will be recovered or that the Mineral Reserves will be recovered at the rates anticipated in the Report.

Met-Chem's estimates are based on methodologies and procedures constant with accuracy levels as stated in the Report.

This report is intended to be used by Aurizon subject to the terms and conditions of its contract with Met-Chem. That contract permits Aurizon to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation and with US Federal Securities Regulatory Authorities pursuant to US federal securities legislation. Except for the purposes contemplated under provincial securities laws and US federal securities laws, any other use of this report by any third party is at that party’s sole risk.

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3.0 PROPERTY DESCRIPTION AND LOCATION

Location and Property Description

The Casa Berardi property is located in the Province of Quebec, approximately 95 km north of the town of La Sarre, in the James Bay municipality (see Figure F-1). The property extends along an east-west axis for more than 37 km and reaches 3.5 km in width. Even though the overall property covers several thousands hectares, the area directly involved in the Project covers only a few hectares. The East and West Mines, separated by the Principal Zone, are located along a 5 km mineralized corridor.

Legal Titles

In conformity with the preparation of the Report for the Project, a review of the legal titles under Aurizon ownership was conducted by Met-Chem.

The property is composed of 284 contiguous designated claims, covering a total of 13,967.7 hectares, and two (2) mining leases (BM 768 and BM 0000833), covering 367.09 and 84.35 hectares respectively, for a total of 14,419.14 hectares. Other legal titles, under the name of Aurizon, include the non-exclusive lease BNE 0010752, the tailings lease 70,218, and an additional five (5) hectares of land contiguous to mining lease 768 for rock waste material storage.

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year. Met-Chem has independently verified the status of Mining Titles and confirms the content of the latest Gescad Report.

All rents, statutory works and tax payments are in good standing at the time of writing of the Report. Statutory work credits on most of the claims held by Aurizon are expected to cover several years.

As of July 4, 2002, Aurizon has purchased all rights, title and interest of TVX in the net smelter return royalty that was previously granted by Aurizon as partial consideration for the payment of the purchase price for the Casa Berardi property of April 30, 1998.

Permits and Approvals

A review of the existing state of the permits and approvals at Casa Berardi was performed. This included the identification of the approvals obtained from previous owners and of those obtained by Aurizon since they became owners of Casa Berardi.

January 2005

Figure F-1 – Abitibi Area and Location of Mining Project

QUEBEC
SCALE
0
25
50 km
AURIZON
CASA BERARDI Project
FIGURE F-1: ABITIBI AREA LOCATION OF MINING PROJECT
Matagami
Amos
Val d'Or
Malartic
Rouyn-Noranda
La Sarre
Villebois
CASA BERARDI
QUEBEC
ONTARIO
N

MET-CHEM
January 2005
QPF-009-12/A
P:\23066\Texte\FeasibilityReport\Revised Executive Summary\Exec_Summary_Rev.02.doc

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 9

In addition to the permits and approvals already obtained at Casa Berardi, other permits and approvals remain to be obtained before the mine can be authorised to operate. Besides sectorial authorisations such as a permit to operate/construction on forest land and the verification with the Ministry of Natural Resources, Fauna and Parks for approval of the location of existing waste rock piles, mill and tailings pond, the following approvals will have to be obtained:

  Amendment to the existing approval of the West Mine activities to indicate the new depth of the ramp established at level 690 and the modifications to the design of the underground water settling reservoir;
  Approval for the sanitary waste septic systems;
  Amendment to the existing approval for the mill activities to indicate the modifications to the process and the new approach for cyanide destruction using the existing installations for the Inco SO2 Air cyanide destruction process;
  Amendment to the existing approval for increased capacity of the tailings pond;
  Approval for an additional 76 hectares of land contiguous to tailing lease 70218 to cover increased capacity of the tailings ponds;
  Existing abstraction notices should be revised to include any changes to the pumped volume of groundwater;
  Inspection and approval of the SO2 and elution pressure storage vessels;
  Approval for proposed water treatment system of final effluent.

Another series of environmental activities will have to be conducted at the beginning of the production. Those concern the revision of the site rehabilitation plan, the request for the industrial wastewater reduction certificate and the environment effect monitoring study, as required by the Metal Mining Effluent Federal regulation, that should be conducted as soon as 25% of the rated production is reached.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND

PHYSIOGRAPHY

The Casa Berardi property is located 95 km north of the town of La Sarre, in the James Bay municipality in the Abitibi region of northwestern Quebec and is accessible by road from La Sarre.

The average yearly mean temperature for the area is slightly above the freezing point at 0.8°C. The average temperature in July reaches 16.8°C while for January it averages -17.9°C. According to precipitation data gathered between 1961 and 1990, the average annual precipitation is 856 mm of water. Rain precipitation is more intense in September with an average of 113 mm.

Qualified manpower is readily available from the La Sarre area, a municipality of 7,728 inhabitants (2001 census). Aurizon is currently relying on experienced staff and personnel with good mining expertise at the Project site and at the administrative office located in Val d'Or.

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A 38 km all-seasoned gravel road off the paved road linking the village of Villebois to the Selbaie mine, provides easy access to the property. A gravel road links the East and West Mines infrastructure.

A 55 km long, 120 kV, power line, coming from Normétal, supplies power to the site.

Surface and underground infrastructures available at the East and West Mines at the time of acquisition include among others a crushing plant, a 2200 tpd processing plant, a tailings pond, maintenance facilities, administrative buildings, a hoistroom, headframe and 379 m shaft (East Mine), declines (East and West), underground workings, mining equipment, etc.. In 2004, Aurizon has initiated the implementation of the Project by carrying engineering and construction work. A brief description of this work is provided in the Introduction Section of this Executive Summary.

The topography of the Casa Berardi area is generally gentle and is mostly characterised by swamps and thick overburden coverage (up to 60 m locally). The average elevation varies between 270 and 360 m above sea level. According to the map of ecological regions of Quebec, the area falls within the boreal zone and the spruce and moss domain.

5.0 HISTORY

Ownership and Previous Work

In 1974, Inco Gold Co. (Inco) staked the first claims of the Casa Berardi property. Prior to that, the area had been explored for base metal and iron formation. The discovery hole was drilled in 1981 and in 1983, a joint venture agreement was reached between Inco and Golden Knight Resources Inc. (Golden Knight). Subsequent work ultimately led to the opening of the East Mine in 1988 and to commercial production from the West Mine in 1990. In 1991, TVX Gold Inc. (TVX) acquired Inco's 60% interest in the project.

In January 1997, TVX announced the closure of the East Mine followed two months later by the closure of the West Mine.

The Casa Berardi assets and property had been offered for sale in the fall of 1996. In January 1997, Aurizon had expressed its interest in a letter to TVX. Following due diligence work, Aurizon signed an agreement and completed the acquisition of all Casa Berardi assets and mining rights in September 1998.

Prior to the acquisition of the project by Aurizon, 3,769 holes were drilled on the property for a total of 463,492 m.

Historical Mineral Resources and Mineral Reserves

The first mineral inventory published for the Casa Berardi Mine was in 1987. The mineral reserve estimation then reported 11.1 million tonnes grading 6.8 g/t Au for a gold content of 2.4 million ounces (all categories). Following the collapse of the crown pillar at the East Mine, the operations were shut down in January 1997 and the East Mine was subsequently isolated from

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the West Mine by a hydrostatic fence. In December 1997, the remaining mineralization of the West Mine was reclassified as Mineral Resources reported at 3.2 million tonnes grading 5.8 g/t for a gold content of 591,000 ounces.

From 1998 to 2000, Aurizon re-evaluated the Mineral Resources throughout the property while conducting an aggressive surface exploration program. In December 2000, Aurizon published a new statement of Mineral Resources and Mineral Reserves reporting respectively 4.5 million tonnes grading 7.7 g/t for a gold content of 1.1 million ounces and 6.9 million tonnes grading 6.8 g/t for a gold content of 1.5 million ounces. As of December 2003, Mineral Resources were reported at 5.8 million tonnes grading 7.0 g/t for a gold content of 1.3 million ounces while the Mineral Reserves remained the same (6.9 Mt @ 6.8 g/t containing 1.5 million ounces of gold).

Past Production

The total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 g/t Au. The total gold recovered during operating years was 688,400 ounces for an average mill gold recovery over the mine life of 87.0%.

Exploration

Following the acquisition of the Casa Berardi Mine, Aurizon outlined a large surface drilling program to investigate the West Mine Area. A total of more than 76,000 m of core was drilled during the 1998-99 campaign. The program resulted in the discovery of Zone 113 and other smaller mineralized bodies. The program was pursued and widely spaced holes were used to estimate mineral resources in those areas.

In order to increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was planned and initiated in April 2003 (ramp development) to test the continuity of the mineralization of Zone 113.

The program (above the 700 level) successfully delineated the mineralized sectors and the relationship between the different lenses interpreted in the earlier model.

6.0 GEOLOGY

Geological Setting, Deposit types and Mineralization

The Project is located in the Northern part of the Abitibi Subprovince, a sub-division of the Superior Province, the archean core of the Canadian Shield. The Project area belongs to Harricana-Turgeon Belt (Lacroix 1991, 1994), which is a part of the North Volcanic Zone (Chown et al. 1989).

More specifically, the regional geology is characterized by a mixed assemblage of mafic volcanics and mostly flyshic sedimentary unit iron formations and graphitic mudrocks limited by large batholith with granodioritic to granitic composition.

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Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometer wide corridor that can be followed over 200 kilometers. Many significant gold or base metal deposits and past producers are present in the region.

Property geological environment is centered on the Taïbi volcano-sedimentary domain, which is limited to the north by the Recher batholith and to the south by different volcanic domains of tholeiitic affinity.

The Casa Berardi gold deposit can be classified as an archean sedimentary hosted lode gold deposit. Gold mineralization is located on a continuous formational graphitic mudrock unit corresponding to the Casa Berardi Fault plane.

Three types of mineralization have been identified at Casa Berardi. They are the vein type, the stockworks type and the banded Iron formation hosted type of mineralization.

Drilling Program and Sampling Method

Zone 113 was drilled from underground via the 550 level exploration drift. The program covered from sections 11075 E to 11550 E and vertically from reference elevation 4,650 down to 4,300 meters. Drill bays were spaced at 50 meters along the east-west running track drift located 80 to 100 meters south of Casa Berardi Fault. Drill holes were fanned vertically and horizontally to achieve 25 x 25 meters spacing.

The program began in December 2003 with two drill rigs up to April 2004. At that time, a third machine was added to speed up the programme. The hole diameter selected was NQ providing a 47.6 mm core size.

Following completion of the necessary drilling to delineate ore above the 4,300 m elevation, the program has been pursued to define the down dip extension of Zone 113. A total of 38,872 metres of drilling have been completed as of December 21, 2004.

Sampling, Preparation, Analysis, Quality Assurance & Quality Control (QA/QC)

Selection of samples was determined visually by Aurizon's geologists according to geology, and approximately 40% of the borehole length was typically sampled. For the majority of the holes, the presumed mineralized section samples were split with a diamond saw. One half was placed in bags duly identified for assaying while the other half of the core was retained in core boxes stored at the mine. Sample lengths average 1.3 m.

Core samples were analysed at SGS Laboratories (SGS) of Rouyn-Noranda. Samples were submitted to crushing and splitting to obtain a 200-300 g sub-sample which was ground to 90% passing 200 mesh. A 30 g sub-sample was analysed by the Fire Assay Technique and gravimetric finish.

Quality Assurance & Quality Control was ensured by the internal QA/QC at SGS and by check assays (also by Fire Assay) at Chimitec (Chemex) of Val d'Or who also have their internal

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QA/QC. In addition, Aurizon submitted Certified Reference Material (CRM) and selected pulp samples for re-assay.

Adjacent Properties

The Casa Berardi property is only limited by five other claim holders, totalizing 2 kilometers of its 92.5 kilometers outline.

At the property western limit, Mine d'Or Virginia's Dieppe property controls 15 kilometers along the Casa Berardi Fault. This company also controls a smaller 2 square kilometers block enclosed within the Aurizon property 3 kilometers west of the deposit.

Other claim holders include, from west to east, the Beta Minerals 1.8 square kilometer block located along the Ontario border, the 13 square kilometer Lunik Explorer block immediately south of the Casa Berardi deposit and the 47 square kilometer Cambior Inc.-Gold Vessel Inc. in the Casa Berardi deformation corridor extension.

The main active property in the Casa Berardi area is the Gemini property owned by Cancor Mines Inc. located 4 kilometers south of the Aurizon property.

7.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Previous Testwork

Testwork was performed in 1999 and previous years by SGS Lakefield Research Limited (SGS Lakefield), McGill University (McGill), and LTM Laboratoire Inc.

Following an analysis of the results and procedures of the previous testwork, it was concluded that a part of the previous work was conducted on non-representative samples. Another part of the previous testwork was incomplete in its approach. It was therefore recommended to Aurizon that a new test program be carried out to more accurately characterise the metallurgical performance of the new resource, and also to have the testwork conform to the metallurgical test criteria of Canadian Norm 43-101.

Recent Testwork by Aurizon

SGS Lakefield was retained by Aurizon to carry out the metallurgical testwork program designed to fulfil the requirements of the Feasibility Study. The program was initiated in the second half of May 2004 and the report issued on November 9, 2004.

Samples Tested

Geologists from Aurizon and Met-Chem identified three different types of ore that will be present in the ore body. Essentially, the three types consist of variable proportions of the same major minerals which are quartz, mica, dolomite, chlorite and pyrite. The first type, named "Lower Inter" corresponds to a specific zone that is accessible with the ramp. The second type, designated as "Quartz" is representative of the majority of Zone 113. The third type was

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designated as "Sediments" and represents a smaller proportion of Zone 113. It is to be noted here that Zone 113 refers to samples representative of the Upper Part of Zone 113 i.e. above the 700 m level.

Initially, it was anticipated that the proportions of these three types would be 35% Lower Inter, 55% Quartz and 15% Sediments. Those proportions would be confirmed only after the testwork was completed. The testwork was mostly performed on each separate ore type and in some tests, on composites of the 3 types having the proportions mentioned above.

Later, following completion of the testwork, it was confirmed that the Sediments ore type would not be mined because it was not economical due to generally lower grade and poor gold recovery obtained.

Samples representing the three ore type at different grades were collected for the test program i.e. Quartz (3 samples), Lower Inter (3 samples) and Sediments (2 samples). Head grades of the individual samples varied from 3.19 g/t to 13.9 g/t Au.

Testwork Performed

The testwork mainly focused on comminution, gravity concentration and CIL testing; however, ore characterisation, cyanide destruction and settling rate tests were also performed. Most of the testwork was performed at SGS Lakefield. The gravity recoverable gold (GRG) characterisation and circuit simulations were performed at the gravity recovery testing facility at McGill.

Ore characterisation testwork included head analysis, mineralogy, grindability, grinding simulations and gravity recoverable gold (GRG) testing.

Metallurgical testwork included gravity test (Knelson simple pass + Mozley table), gravity concentrate intensive cyanidation, cyanidation, CIL modelling testwork, cyanide destruction and settling tests.

Results of Testwork

As indicated earlier, head grades of the individual samples ranged from 3.19 g/t to 13.9 g/t Au.

Mineralogical observation and analysis indicated that all of the three ore types are dominated by quartz with moderate dolomite content. The Quartz ore also has minor amounts of mica and pyrite. The Sediments are composed of mica and quartz with minor chlorite. The chlorite is also minor in the Lower Inter ore with moderate mica.

The grindability testing was supervised by A.R. MacPherson Consultants (AMRC) and the objective was to determine the circuit performance, gain understanding of ore variability and to identify the impact of processing the different ore types in the grinding circuit. Results of the tests were compared to SGS Lakefield databases.

SMC tests results indicate that the sediments and the Lower Inter types are in the moderately hard range in terms of resistance to impact breakage and the Quartz type is in the medium range.

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In terms of abrasion breakage, the Lower Inter and Quartz samples are both hard to abrade while the Sediments sample is moderately soft to abrade. The results from the Bond ball mill grindability tests show ores of medium hardness (BWi 13.6 to 15.0) except for the Quartz type for which two samples are in the hard range (BWi 16.9 and 17.2). For the Bond rod mill grindability test, the Sediments and Quartz samples are in the medium range (RWi 13.6 & 14.3), while the Lower Inter is significantly softer (RWi 11.8).

Grinding simulations were performed using the JKSimMet simulator to generate a throughput versus grind performance to support the metallurgical testwork. The simulations were performed around the throughput range of interest. For the simulation where the circuit reached SAG mill limitation, the primary crusher closed-side setting (CSS) and/or the SAG mill speed were modified to meet the target throughput rate. Results indicate that the target production of 2400 tpd can be achieved with a proper blend of ore from Zone 113 (Quartz) and Lower Inter Zone.

GRG testing gives an indication of the maximum recovery that is possible to achieve with gravity concentration equipment. Results obtained indicate that the Quartz and Lower Inter samples are similar in GRG content at 79-80%. The GRG size distribution of the Lower Inter was slightly coarser than the Quartz sample (GRG80 of 140 microns compared to 118 microns). The Sediments samples had the lowest GRG content (43.5%) and the GRG80 is finer than the two other samples.

The effect of grind, ore type and head grades were analysed for the gravity test (Knelson simple pass + Mozley table). For each ore type, the results indicate that a finer grind will increase the gravity recovery due to the increased liberation. The results of the gravity tests are similar to the GRG tests in terms of effect of ore type on the recoveries. The recovery for the Quartz and Lower Inter samples was similar. The gravity recovery increases with head grade, particularly for Quartz and Lower Inter.

The Quartz and Lower Inter gravity concentrates intensive cyanidation results in over 98% gold extraction and 93% for the Sediments. These results indicate that all three concentrates tested responded well to intensive cyanidation. This corresponds to a much better efficiency than a gravity table and if implemented, will translate into a higher overall recovery.

Cyanidation tests investigated the effects of activated carbon, residence time, grind size and ore grade for the three ore types.

The results of the activated carbon tests have shown that the Lower Inter and Sediments samples are moderately preg-robbing while the Quartz ore is less. This translates into gold loses of 5.7% (Lower Inter), 10.5% (Sediments) and 3.3% (Quartz) when the ore is leached without activated carbon.

The effect of residence time between 24 and 36 hours was relatively small as the test results showed a reduction of 0.05 g/t Au in Quartz residue, 0.03 g/t Au in Lower Inter, and 0.10 g/t Au in Sediments residue.

The effects of grind size on consumption of cyanide and lime addition indicate that both increase with finer grinds. The effect is more pronounced for the cyanide. This is due to a larger surface area available for reaction.

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 16

The effects of grind size on the gold content in the residue indicate that it increases with coarser grind sizes. However, the gold residue variations are relatively small compared to the associated production variation due to change in grind size.

The CIL modelling testwork was conducted on a gravity tailings composite at a ratio of 55% Quartz, 30% Lower Inter and 15% Sediments from the gravity tailings product. The CIL tests resulted in 89.2% gold recovery and 0.45 g/t Au in the residue. Eighty-three percent (83%) of the leachable gold (74% Au extraction) is dissolved in the first 12 hours.

The CIL modelling indicates that an inventory of gold representing approximately 2000 ounces would be in the CIL circuit at all times. This gold will be recovered only at the end of the operating life of the project. It is concluded from this modelling that the existing stripping circuit is appropriate for this ore at a 2600 tpd throughput.

Cyanide destruction testwork results reveal that Quartz, Lower Inter and Sediments composite samples responded well to cyanide destruction using Inco's SO2/Air process.

Settling Tests (screening tests) were performed to select the flocculant and the dosage that yielded the best results in terms of floc size, supernatant clarity, relative settling rate and compaction. An initial series of tests were performed to see if the existing thickener may constitute a "bottleneck" for the operation at larger throughput rates. The results of this test clearly indicated that an underflow density of up to 55% solids can be achieved and that the thickener is large enough. This work also identified the Sediments sample as the most difficult to settle.

8.0 MINERAL RESOURCE ESTIMATE

Introduction

The current mineral resources estimations and audits of the different ore zones of the Casa Berardi mine have been performed by Met-Chem, essentially based on data provided by Aurizon. This data included drill hole database, and geological interpretation prepared by Aurizon geologists incorporating information generated by them, but also information generated by Inco and Mines Casa Berardi (TVX). Although Met-Chem did not verify in detail the full correctness of the information provided for this assessment, it is Met-Chem's opinion that the data used for this estimation is valid and representative of the geological context.

Database

The current resources estimation is based on data provided by Aurizon, which includes data obtained during the various drilling programs done since the initial discovery in 1981. The database is in the format of Access files, and includes survey, assay, and lithological data. These files have been created by amalgamating files from various sources (Aurizon, Inco, and TVX).

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 17

Density Determination

Various density factors have been used to estimate the resources of the various zones of the Mine as it can be seen in Table T-1.

Table T-1 - Density Factor

Zone	Density (t/m3)
West Mine
Zone 113 Upper Part	2.70
Zone 113 Lower Part	2.77
Lower Inter Zone	2.77
NW Zone	2.77
SW Zone	2.77
Zones 111, 109 and 104	2.77
Inter Zone	2.77
Zones 117 to 123	2.74
Principal Mine
Sulph-D Zone	3.00
Zones 24-1 and 24-2	2.77
All other zones	2.95
East Mine
All zones	2.77

Methodologies Used for Resource Calculations

Different methodologies were used for the calculation of the various zones which are part of the current resource estimates and audit. For the Zones 104, 111, 109, 118, and 113 Lower Part and the NW, SW, Inter, East Mine and Principal Mine Zones, the geological interpretations and correlation of lenses were done on 1:500 scale vertical sections, which were at 12.5, 20 or 25 m intervals. The lenses were projected on various levels to verify their continuity and to check the interpretations. Individual vertical longitudinal sections were produced for each lens.

For the 113 Upper Part and Lower Inter Zones, the geological interpretations and correlation of lenses were also done on 1:500 scale vertical sections which were at 12.5 and 25 m intervals, but also using real 3-D coordinates directly snap on drill holes intersections instead of projected sections. The interpreted sections were subsequently projected on various levels to verify their continuity and to check the interpretation.

From there, a 3-D solid model was built based on the section and level plans. A block model was created and block attributes were assigned using the solid outlines and the drill hole composites.

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 18

Mineral Resources Classification

The mineral resources were classified based on the density of drill hole data and the continuity of the geometry of the auriferous zones. Resources have been classified according to the "Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines".

Capping of High Grade Values

In order to minimize the impact of very high-grade intercepts on the resources estimate, grade capping has to be implemented to reduce the possibility of overestimation of the deposit. For that aspect, each zone that is part of the present estimate, has been treated differently and has received a different value in term of high value cut-off. Table T-2 presents the capping values used.

Table T-2 - Capping - High Grade Value

Zone	Cut-off Values (g/t Au)
West Mine
Zone 113 Upper Part	47.0
Zone 113 Lower Part	44.4
Lower Inter Zone	40.0
NW Zone	23.0
SW Zone	18.5
Zone 111	27.1
Inter Zone	18.7
Zones 117 to 123	No cut-off
Zone 104	31.0
Zone 109	44.4
Principal Mine
Zone 22-6	12.6
Zones 24-1 and 24-2	30.9
Zones 25-3 and 25-4	21.1
Zone 25-8	27.8
Zones 26-5 and 26-6	39.6
Zone 27-1	56.1
East Mine
South and North Pillars	30.0
Zone 160E	31.0
Cherty Zone	31.0

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 19

Mineral Resources Summary

A summary of the resources estimate for the various zones is presented in Table T-3. As can be seen, in November 2004, the resources estimated for the various zones of the Mine total 5,708,200 tonnes at 6.84 g/t Au for the Indicated Category and 6,804,700 tonnes at 7.43 g/t Au in the Inferred Category.

Zone 113 Potential

At the time of writing of the Report, ongoing drilling on the Lower Part of Zone 113 was being completed and a large proportion of the inferred resources included in the Report were on the verge of being upgraded to indicated resources at a higher average grade. Downdip extension of the Lower Part was also showing potential for additional resources.

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 21

9.0 MINERAL RESERVE ESTIMATE

Introduction

The mineral reserves estimation of the West Mine area was made on the available mineral resources that had the best potential for economic exploitation considering their tonnage, grade, and proximity to existing underground workings.

The recently defined Zone 113 (Upper Part above 700 m level) is the major component of the reserves, followed by Lower Inter Zone located some 500 m west of Zone 113 as shown in Figure F-2. These are complemented by zones with lesser tonnage and grade, namely Zone 111, and the NW and SW zones.

Resource Models

The Mineral reserves for Zone 113 and the Lower Inter Zone were calculated for tonnage inside stope outlines designed by Met-Chem and reviewed by Aurizon. Tonnage and grades were derived from the 3D Block models constructed for each zone. For Zone 111, and the NW and SW Zones, existing mineral resource and reserve estimates were audited by Met-Chem and used for calculations.

The mineral resources considered were of the measured and indicated category only. The total mineral resources considered for transfer into mineral reserves total 4,473,300 tonnes at 7.01 g/t Au grade as shown in Table T-4.

Table T-4 - Mineral Resources Summary by Zone

Zone	Indicated
	Tonnes	Grade g/t Au
113	1,953,530	7.68
Lower Inter	1,275,074	7.71
111	306,977	5.90
NW	256,046	5.56
SW	681,672	4.85
TOTAL RESOURCES	4,473,299	7.01

Methodology for Reserve Estimation

The reserve calculations for Zone 113 and Lower Inter Zone were done on the basis of their respective 3D Block models.

January 2005

Figure F-2 – Ore Reserves – Zones Limits

FIGURE F–2
SHAFT
LEVEL 280
LEVEL 550
MAIN RAMP
ZONE 111
ZONE 113
SOUTH WEST ZONE
NORTH WEST ZONE
LOWER–INTER ZONE
4800
4600
4400
4200
11400
11200
11000
10800
10600
10400
MET-CHEM
MONTREAL CANADA
AURIZON
CASA BERARDI PROJECT – FEASIBILITY STUDY
WEST MINE
ORE RESERVES – ZONES LIMITS
DESIGNED A.GALARNEAU
DATE 04/12/23
CHECKED L.POULIN
DATE 05/02/16
DRAWN A.GALARNEAU
DATE 04/12/23
APPROVED L.POULIN
DATE 05/02/16
SCALE NTS
DEPARTMENT MINING
CLIENT APPROVAL
ISSUED FOR CONSTRUCTION
DESSIN MET-CHEM A4-23066-0532-MN
REV. B

MET-CHEM
January 2005
QPF-009-12/A
P:\23066\Texte\FeasibilityReport\Revised Executive Summary\Exec_Summary_Rev.02.doc

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 23

The reserves for Zone 111, and for NW and SW Zones were calculated from previously published reserves and mine plans prepared by Aurizon. Met-Chem audited these reserves and retained only the areas above the cut-off grade.

Cut-off Grade Determination

The cut-off grade used for the calculation of the mineral reserves was determined using the following assumptions:

  Gold price: $381 US/oz;
  Exchange rate: $1.31 CAD/$US;
  Mill Recovery: 92% (expected);
  Mining costs: $40/t (estimated costs);
  Mill & other costs: $10/t (estimated costs);
  Mining dilution: 15% (estimated).

The resulting cut-off grade was calculated as shown below:

  Gold price (in $ Canadian): $381 US/oz X $1.31 CAD/$US = $500 CAD/oz
  Revenue per unit gold: $500 ÷ 31.10348 = $ 16.08 / 8 X 0.92 = $14.79/g
  Total operating costs: $40/t + $10/t = $50/t
Cut-off grade (no dilution) = Operating costs ÷ revenue = $50/t / $14.79/g = 3.4 g/t Au Cut-off grade (with dilution) = Operating costs X dilution ÷ revenue = 3.4 * 1.15 = 3.9 g/t Au

A cut-off of 4g/t Au was therefore selected for use in the calculations of the mineral reserves.

Dilution

Dilution was incorporated in the mineral reserve calculations based on the expected limitations of the selected mining methods to follow precisely the orebody contours (stope placement and geometry) and to internal waste inside the orebody (resources below the cut-off grade) that cannot be selectively left in place when mining.

Stope dilution was calculated with the actual grade of the waste blocks (external waste outside of the ore body or internal waste below cut-off resources or inferred resources) calculated during the 3D Block model grade interpolations.

For Zone 113, the external stope dilution (waste outside of orebody limits) was calculated at 25% with a grade of 1.0 g/t Au.

For the Lower Inter Zone, the overall stope dilution was calculated from the block model at 19% with a grade of 1.22 g/t Au.

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 24

For Zone 111, and the NW and SW Zones, the stope dilution (internal and external) was assessed by Aurizon at 20% with an average grade of 0.86 g/t Au and also used for reserve calculations in this Report.

Mineral Reserve Classification

The mineral reserve classification is based on the transfer of measured resources category to proven reserves category and of indicated resources to probable reserve. Inferred resources are not used in the reserve estimation and are considered as waste rock.

In this Report, mineral resources of the highest confidence are classified as indicated category. Therefore, only the economically mineable part of this category of resources were converted to reserves and classified in the probable reserves category as dictated by CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

Mineral Reserve Summary

The total diluted mineral reserves for the West Mine considered in this study amount to a total of 4,355,100 tonnes at an average grade of 6.20 g/t Au. Of this total, 3,994,100 tonnes come from stope production (average grade of 6.24 g/t Au), 271,960 from high grade level development and stope preparation (average grade 5.32 g/t Au) and 89,040 tonnes of low grade ore from level development. A summary of the reserves is depicted in the following table.

Table T-5 - Diluted Mineral Reserves Summary

Zone	Probable
	Tonnes	Grade g/t Au
113	1,958,779	6.80
LI	1,461,154	6.16
111	292,691	5.36
NW	213,777	5.64
SW	339,636	4.56
113 - Low grade dev.	15,970	3.88
LI - Low grade dev.	73,070	3.88
TOTAL RESOURCES	4,355,077	6.20

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 25

Reserve and Resources Summary

A summary of the reserves and resources remaining after conversion of indicated resources to probable reserves is provided in Table T-6.

Potential

At the time of writing of this Report, high grade resources below the 700 m level of Zone 113 (Lower Part) are being confirmed as indicated resources and will shortly be eligible for conversion to mineable reserves. Those new reserves will essentially only have to support their development cost and the cost of shaft deepening.

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 26

Table T-6 – Reserves/Resources Summary

CASA BERARDI - Reserves/Resources Summary - January 2005

	Mineral Reserves			Undiluted Resources								
	Probable			Indicated			Inferred			Total Resources		
	Tons	Grade gr/t	Ounces	Tons	Grade gr/t	Ounces	Tons	Grade gr/t	Ounces	Tons	Grade gr/t	Ounces
West Mine												
113 Upper Part	1,958,779	6.80	428,238	383,980	5.39	66,541						
113 Lower Part							1,197,906	11.75	452,535	1,197,906	11.75	452,535
Lower Inter	1,461,154	6.16	289,380	299,035	6.06	58,262	39,906	6.34	8,134	338,941	6.09	66,396
111	292,691	5.36	50,439	11,400	6.27	2,298				11,400	6.27	2,298
NW	213,777	5.64	38,764	64,343	3.74	7,737				64,343	3.74	7,737
SW	339,636	4.56	49,793	398,642	4.53	58,059				398,642	4.53	58,059
113 - Low Grade Dev.	15,970	3.88	1,992									
LI - Low Grade Dev.	73,070	3.88	9,115									
Inter				123,878	4.43	17,644				123,878	4.43	17,644
104							115,135	6.62	24,505	115,135	6.62	24,505
109							124,739	9.11	36,535	124,739	9.11	36,535
117-123							1,703,500	6.10	334,090	1,703,500	6.10	334,090
Principal				654,805	6.23	131,222	2,962,500	6.46	615,475	3,617,305	6.42	746,697
Total West	4,355,077	6.20	867,721	1,936,083	5.49	341,763	6,143,686	7.45	1,471,274	7,695,789	7.33	1,813,037
East Mine												
North Crown Pillar				222,416	7.19	51,415				222,416	7.19	51,415
South Crown Pillar				233,793	6.24	46,904				233,793	6.24	46,904
East (-500M)							192,790	10.10	62,610	192,790	10.10	62,610
Cherty							225,448	6.80	49,294	225,448	6.80	49,294
160							242,804	5.40	42,159	242,804	5.40	42,159
Total East				456,209	6.70	98,318	661,042	7.25	154,063	1,117,251	7.03	252,381
Total	4,355,077	6.20	867,721	2,392,292	5.72	440,081	6,804,728	7.43	1,625,337	8,813,040	7.29	2,065,418

MET-CHEM
January 2005
QPF-009-12/A

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 27

10.0 UNDERGROUND MINE

Introduction

The Casa Berardi underground mine operated from 1988 to 1997 and produced a total of 3.5 Mt of ore during that period. The mine was developed to a depth of 400 meters by decline ramp to an ultimate economical limit for trucking the ore to surface for this particular underground gold deposit.

The design of the new underground mine takes into account the development program done by Aurizon in years 2003 and 2004 and proposes a mining approach to mine probable reserves of 4.3 Mt at an average grade of 6.2 g/t from five (5) different zones (Zones 113 above the 700 m level, Lower Inter, 111, South West and North West). To get access to those reserves, a vertical shaft is required to be successful in achieving the daily mine production objective of 2400 tonnes.

Rock Mechanics

At Casa Berardi, the rock mechanic assessment has to be an important aspect of the mining design approach considering the pillar collapse incidents experienced by the previous operators in similar type of ground. With the contribution of Aurizon's engineers and specialist, Met-Chem's engineers and Wardrop's specialist established a rigorous mining approach to arrive at a safe and productive mining method for exploitation of the new mineralized zones.

The following guiding principles were established for the mine design approach:

  Main infrastructure should be located in the best ground conditions, to the north of the Casa Berardi fault;
  Each fault intersection should be reinforced by a shotcrete layer and cemented cable;
  Drainage control should be exercised to avoid water infiltration in major faults;
  The mining sequence should be developed in such a way as to minimise mining induced stress in the rock mass;
  The backfill sequence should closely follow the stope production sequence in order to prevent long term stability problems.

The stope dimensions were analysed with Mathew/Potvin stability analysis to get the ultimate longhole stope design. This method evaluates a the stability of open stopes through a number of factors such as the rock mass competence, mining induced stress, the effect of gravity, the dimension and geometry of openings and, orientation of prominent geological structures. Results of the stability analysis indicate that a longhole stope of dimension 20 meters high, 15 meters wide and 10 meters long is the optimum dimension in an 80° dipping orebody for Zone 113 and Lower Inter Zone. The stopes designed with those dimensions will be stable on a long term basis and associated development workings will require normal ground support.

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 28

The backfill method selected is the cemented rockfill method using the waste material produced by the mine development mixed with a cement slurry. The cemented rockfill nominal strength capacity is exceeding in-situ strength requirement.

Underground Development and Mining Methods

Underground Development

A period of 18 months is required for the construction of the mine infrastructure, the lateral underground development and the stope preparation before the mining production starts.

The Casa Berardi mine will be developed by two accesses from surface. The first one is from the existing West Mine ramp extended from the 570 m level to the 690 m level. The second one is from a new vertical 810 m deep shaft located near the centre of gravity of Zone 113 to hoist the ore mined in Zone 113 and Lower Inter Zone and the waste generated by the development of these zones.

The pre-production development planned for the West Mine consists of all development work required over an 18 months period to bring the mine in production, including the preparation of a three-months of ore supply ready to be blasted. It is assumed that mining contractors will do all the development work during this period.

A summary of the pre-production development work is as follows:

  Shaft sinking of a 810 m deep, 5.5 m diameter shaft near Zone 113;
  Complete ore/waste pass system for Zone 113 and Lower Inter Zone;
  Ramp development to the lowest producing levels for Zone 113 and Lower Inter Zone;
  Complete ventilation system (raises, drifts) for Zone 113 and Lower Inter Zone;
  Complete dumping station for Lower Inter ore at Zone 113;
  Complete loading system for Zone 113 shaft;
  Level development in Zone 113 for 3 month supply of ore;
  All required underground infrastructure and services for full production rate, including wastewater pumping system, electrical distribution, rockfill distribution, safety refuge and lunchrooms.

The pre-production development period is planned to initiate a production rate of 1800 tonnes per day for the first 6 months of production. It is understood that the development and stope preparation will continue to maintain the production sequence and raise the production output at 2400 tonnes per day after the first 6 months of operation.

Mining Methods

Two major mining methods have been selected for Casa Berardi: Transverse and Longitudinal long hole stoping methods with cemented rockfill in primary stopes.

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 29

These two methods were selected for their flexibility and relative low costs in light of the geometry of each production zone: mineralized widths from 2 to 50 meters and proximity to major faults. For both methods, cemented rockfill will be placed shortly after a stope is mined-out to ensure stable ground for surrounding excavation and limited dilution. The primary stopes are mined in a first stage and the secondary stopes are mined only when the primary stopes are filled with cemented rockfill. Ground control measures such as cable bolting and shotcrete will be applied at Casa Berardi to ensure a continuous and a safe production cycle by limiting dilution and overbreak in the vicinity of the main faults.

This mining method allows flexibility in the operation to reach the production target, because several stopes can be in production at the same time on the same level and three can be in production in the same time.

Mine Planning

The total amount of reserve at Casa Berardi is 4.3 Mt at an average grade of 6.2 g/t of gold. Those reserves will be mined from five (5) different zones with Zone 113 (above the 700 m level) and Lower Inter Zone being predominant and NW and SW and 111 zones supplying the balance of the ore. The period production is spanned on 5½ years at a rate of 828,000 tonnes per year. Table T-7 shows the annual production tonnage and grade for the mine life.

The spatial distribution and location of each zone allow the development and the mining to be carried out on an independent basis. The rate of production is established at 1800 tpd for the first 6 months of production and at 2400 tpd for the following years. The mine planning is based mainly on the mining of Zone 113 at the beginning of production in second half of Year 1 complemented by Zone North West. In Year 2, the Lower Inter Zone will be brought into production as the second main source of ore to increase the production rate at 2400 tpd. In Year 3, Zone 113, Lower Inter and North West Zones will be into production at the same time. In Year 4, the North West Zone will be mined out and replaced by production from the South West Zone. In Year 5, the decreased production rates from Zone 113 and Lower Inter Zone will be compensated by the introduction of Zone 111. Year 6 will be the last year of production of the identified reserves.

The potential of mining below the 700 m level in Zone 113 is highly probable based on preliminary results the resources evaluation of the lower part of Zone 113 currently under progress. The results of this evaluation could extend the production mine life beyond Year 6 of the present mine planning.

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 30

Table T-7 – Ore Production Summary (Development and Production)

CASA BERARDI PROJECT											
ORE PRODUCTION SUMMARY (DEVELOPMENT AND PRODUCTION)											
		Preproduction		Production							
		Year 0	Year 1 - 1	Year 1 - 2	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL	OUNCES
										(Year 1 - 2 to 6)	
ZONE 113	t	8,051	24,324	200,514	397,501	406,216	411,990	365,847	144,337	1,926,403	419,245
	g/t	10.45	8.27	8.34	7.52	6.92	6.64	5.74	5.13	6.77	
LOWER INTER	t			13,080	357,245	358,345	344,261	261,850	126,372	1,461,154	289,464
	g/t			5.93	6.32	6.19	5.87	6.02	6.05	6.16	
SOUTH-WEST	t					2,017	57,179	57,027	223,414	339,636	50,048
	g/t					4.61	4.48	4.29	4.71	4.58	
NORTH-WEST	t		5,179	59,351	73,255	61,422	14,570			208,598	37,825
	g/t		5.64	5.64	5.64	5.64	5.64			5.64	
ZONE 111	t							143,277	149,414	292,691	50,439
	g/t							5.36	5.36	5.36	
TOTAL	t	8,051	29,503	272,945	828,000	828,000	828,000	828,000	643,537	4,228,482	847,021
	g/t	10.45	7.81	7.64	6.84	6.50	6.15	5.66	5.22	6.23	
STOCKPILE ORE	t			37,554						37,554	10,111
(from Year 0 and 1 - 1)	g/t			8.37						8.37	
STOCKPILE Low Grade	t								89,040	89,040	11,107
(from Development outside cut-off)	g/t								3.88	3.88	
MILLING Tonnage	t			310,500	828,000	828,000	828,000	828,000	732,577	4,355,077	868,239
	g/t			7.73	6.84	6.50	6.15	5.66	5.06	6.20

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 31

Infrastructure, Services and Equipment

Shaft and Related Infrastructure

The ore zone depth and the amount of reserves are the factors to consider to justify the sinking a vertical mine shaft to get access to the reserves. This major mine infrastructure will contribute to achieve the production rate on a steady basis by hoisting at low cost the ore and waste from the mine to the surface. The new underground shaft located at the West Mine area on section 11400E is dedicated mainly for hoisting ore mined in Zone 113 and Lower Inter Zone and the waste generated by the development in those zones. The shaft will be sunk to a depth of 810 meters.

The shaft infrastructure will have a hoisting capacity of 300 tonnes per hour. To achieve this production rate, a 54 meters steel tower headframe will be erected on top of the shaft collar with an ore bin of 1200 tonnes and a waste bin of 370 tonnes storage capacity. The erection of the headframe with ore/waste bins facilities will be installed during the pre-production period.

As of January 2005, the actual shaft construction status is ready to initiate the sinking by a mining contractor. The concrete collar is completed and all foundations for the headframe, the shaft house, the ore and waste bins, the hoist and hoist building are completed in surface. The first 550 meters of the shaft will be excavated by slashing to the final dimensions following the excavation of a pilot raise in 2004 from the 550 m level to the bottom of the shaft collar. The shaft portion from 550 m to 810 m will be sunk at full size dimension with a conventional sinking method. At the bottom of the shaft, a bulkhead will be installed to allow a future shaft deepening without having production interruption above the 700 m level.

A new production mine hoist will be installed to complete the new shaft infrastructure in a new hoist building. The hoist capacity is large enough to meet the production requirement for ore and waste loaded at the 720 m level. The production mine hoist will be installed to proceed with the shaft sinking during the pre-production period. After the deepening of the shaft completed, production cables will replace the sinking cable and the cage/skip system will be installed for the mine development and production.

The hoist is designed to provide service at further depth if the shaft is deepened to get access to resources below the 700 m level in the future. No major cost will be involved to the hoist to operate at deeper levels. At this stage, no service hoist is planned for the actual rate of production above the 700 m level, but the surface infrastructure design will allow the installation of such a hoist if required in a subsequent development phase.

Services

The main underground services are the ventilation network system, the dewatering and pumping system, the ore and waste pass system and loading facilities, the cemented backfill distribution system, the electrical distribution and all services to the operation.

The ventilation network is designed to supply 650,000 cubic feet per minute (cfm) of fresh air from two main accesses for the development and production of all zones. The network is based

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 32

on the existing West Mine ventilation raise and equipment to feed 300,000 cfm and on the addition of new fans on top of the West Mine portal to push an additional 350,000 cfm through the West Mine existing ramp. This ramp will be extended in Zone 113 down to the 690 m level. The majority of the dirty air will be exhausted by the new mine shaft and a small amount by the East Mine shaft.

The mine dewatering is divided in two sectors. Water above the 280 m level will be pumped to the East Mine shaft through the existing pumping system. The mine water will be discharged from the East shaft to the actual tailings pond basin. Water below the 280 m level will be drained by gravity via a borehole system to the lower level of each zone from where it will be pumped to the settling cone on the 690 m level in Zone 113. At the bottom of the cone on the 720 m level, two GEHO pumps will pump the water and the sludge to the surface directly to a new settling reservoir at the East Mine via a new 4.5 km pipeline.

The ore and waste pass system is developed in each zone to collect the ore and waste on the 690 m level in Zone 113. The Lower Inter Zone system will collect the ore and waste on the 570 m level from where it will be loaded into trucks and transported to Zone 113 ore and waste pass system on the 550 m level. The 690 m level ore and waste pass are equipped with grizzlies and the ore grizzly will be equipped with a hydraulic hammer to break oversize blocks. The ore and waste will fill a bin located between the 720 m and 690 m levels. The bins will discharge onto a conveyor belt that will feed the loading pocket on the 720 m level. The ore or waste will then be hoisted to surface bins by the hoisting system.

The cement distribution system is designed to send cement slurry underground by gravity via boreholes for distribution in Zone 113, Lower Inter Zone and connect with the others zones. The cement slurry is prepared at surface in the existing cement plan and sent by batches underground to a receiving tank. The rockfill material is the waste generated from the development sent back underground by mine trucks. The cement slurry is added underground in the truck from the receiving tank before dumping into the empty stopes. The backfill cycle will follow closely the mining sequence to ensure good ground stability.

Mining Equipment

The underground equipment fleet requirements for the underground operation are divided into development and production.

It has been assumed that the underground development during the mine will be done by a mining contractor who will provide its own equipment. Aurizon will only provide specific equipment related to ground control application.

Ore production will be assured by Aurizon and therefore will require a number of underground equipment. It has been assumed in the present report that the new production equipment operated by Aurizon will be leased from mine equipment supplier and therefore, no capital investment has been planned for major mining equipment. The majors units required for production are scooptrams (Laud Haul Dump) and mine trucks. Some existing equipment presently owned by Aurizon will be refurbished and added to the production fleet.

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11.0 ORE PROCESSING

Introduction

The Casa Berardi ore processing plant or mill operated between the fall of 1988 and early 1997 when it was shut down. The following provides information on the steps followed to upgrade the mill in order to achieve production and gold recovery objectives with the new West Mine ore blends.

Expected Gold Recovery

Historical gold recovery at the Casa Barardi mill averaged 87% using a conventional Carbon in Leach (CIL) process.

Mineralogical characterisation of the East Mine Ore indicated that more than 75% of the gold was locked as inclusions in pyrite or arsenopyrite. Gold liberation required fine grinding that resulted in overgrinding the graphite, causing gold losses to tailings.

On the other hand, mineralization associated to the Casa Berardi fault such as Zone 113 has shown that gold is interstical to gangue minerals and to sulphides i.e. liberated.

In addition, the incorporation in late 1996 of a Knelson concentrator in the gravity circuit resulted in 25% of the gold extraction showing the potential of gravity recovery.

All of the above indicated that improvements in overall gold recovery could be expected in milling the West Mine ore and by implementing modifications in the mill to increase the amount of gold recovered in the gravity circuit. Results of the testwork carried out at SGS Lakefield in 2004 have supported this.

Gold recovery for the Project was calculated based on the model derived from the testwork results. The following proportions were derived from the mine planning: 45% from Zone 113 (Quartz type) at 6.8 Au-g/t and 55% from other Zones (Lower Inter type) averaging 5.7 Au-g/t. It is considered that the ore coming from Lower Inter Zone (33.5%), SW Zone (7.8%), NW Zone (4.9%), Zone 111 (6.7%) and from the Low Grade Stockpile (2.0%) have similar mineralogical proportions. For this reason it is considered that they will give similar metallurgical results as for Lower Inter. Table T-8 indicates the anticipated gold recovery at the design rate of 2600 tpd and operating rate of 1800 and 2400 tpd for the average ore grades for the Quartz and Lower Inter ore types.

Table T-8 - Gold Recovery and Size Distribution at Operating Rates and Design Rate

Characteristics		Quartz			Lower Inter Type
		Operating Rate		Design Rate	Operating Rate		Design Rate
		1800	2400	2600	1800	2400	2600
		tpd	tpd	tpd	tpd	tpd	tpd
Average Head Grade	Au g/t	6.80	6.80	6.80	5.70	5.70	5.70
Gold in residue	Au g/t	0.40	0.51	0.55	0.31	0.36	0.39
Gold recovery	%	94.1	92.3	91.9	94.6	93.6	93.2
P80	microns	42	71	81	44	65	73

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The first 6 months of operation will be at 1800 tpd, and then at 2400 tpd for the subsequent years. Global average gold recovery was calculated at 93.0% for the mine life.

Design Criteria

As indicated earlier in this report, the design criteria was established to process 2600 tpd. The annual nominal capacity is 897,000 tonnes with 94.5% operating time.

It is currently planned to operate at 2400 tpd over 345 operating days, with a ratio of 45% Quartz and 55% Lower Inter ore types. Planned annual production is 828,000 tonnes.

Process and Flowsheet Development

A simplified flowsheet is provided in Figure F-3 to illustrate the process that is going to be used to recover gold from the orebody.

The flowsheet essentially includes the existing grinding equipment and CIL circuit. Aside from changes related to increased throughput, the main modifications are in the gravity circuit including a new intensive cyanidation reactor.

In modifying the existing flow sheet, one of the criteria was to use the existing equipment and auxiliary facilities to the maximum extent possible. The process is basically the same as before, but was adapted to a new feed rate and to maximise the gold recovery. Part of the flowsheet design was to ensure that the existing major equipment, such as the crusher and the grinding mills, could process the ore at a capacity of 2600 tpd.

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Figure F-3 – Simplified Flowsheet

Les Mines Casa Berardi
Schéma de Traitement Simplifié- Simplified Process Flowsheet
FIGURE F-3
CONCASSAGE/CRUSHING
BROYAGE/GRINDING
CIRCUIT DE LIXIVIATION ET DE CHARBON ACTIVE
CARBON IN LEACH CIRCUIT
RÉCUPÉRATION D'OR
GOLD RECOVERY
AU RAFFINAGE
TO REFINING
MET-CHEM
AURIZON
CASA BERARDI PROJECT - FEASIBILITY STUDY

MET-CHEM
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Water Balance

The water balance is based on a throughput rate of 2400 tpd, with 38% solids in the mill tailings. Some of the flows are intermittent and were converted on an hourly flow rate basis to balance the flowsheet. Average precipitation and evaporation rates were derived and the water retention in the tailings was calculated. This information along with the process plant and mine water balance, was used to complete the global water balance for the project shown in Figure F-4. It can be observed that approximately 1.8 Mm3 of water per year would be discharged as effluent to the environment.

Figure F-4 - Annual Water Balance

Rehabilitation of Existing Facilities

The crusher and concentrator facilities have not been operated since 1997. To restart these plants, some rehabilitation and modifications are required. Even though the buildings were heated during the winter season during the shutdown, some deterioration of steel and of equipment occurred during the 1997-2004 period. However, as a general comment, since the operation was stopped the major equipment and facilities have been maintained in good order.

The rehabilitation evaluation was divided into 3 disciplines: mechanical, electrical and piping. This evaluation did not consider any of the modifications that would be required to adapt the plant to the new tonnage rate that would be treated in the concentrator.

An independent contractor, experienced in rehabilitation work of this nature, was given a mandate to evaluate the cost of rehabilitating the Casa Berardi process facilities. The contractor's reports included task descriptions and hours necessary to accomplish the majority of the rehabilitation tasks based on the contractor's experience.

This information was then evaluated and completed for the cost estimate. These costs for the plant rehabilitation are related to the time necessary for detailed inspection, evaluation and repairs.

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Additions to Existing Facilities

To increase the daily tonnage from 1800 tpd to the new design capacity of 2600 tpd, some modifications to the different sections of the circuit and some additional equipment is required. This has an important impact on the grinding circuit, on pumping systems, and on pulp residence time in tanks. The circuit will be modified to achieve an appropriate gold liberation and to put emphasis on gravity concentration in order to achieve optimal recovery.

The proposed modifications are based on results from standard laboratory testwork that was conducted on representative samples. In addition, simulations were run, using results from the testwork, to determine requirements for the grinding and gravity concentrating circuits.

The following are the main additions and modification that will be required:

  In the SAG mill circuit, a new screen will replace the existing screw classifier.
  The primary cyclones and secondary cyclones will be changed to adapt to the new throughput rate and classification requirement.
  Two (2) new vibrating screens will be added ahead of the two Knelson concentrators.
  One new Knelson concentrator will be added and the existing one will be rebuilt.
  One additional pump box and two pumps will be installed. All existing pumps in the grinding circuit have to be changed to support the tonnage increase.
  An intensive cyanidation reactor will replace the Gemini table that was treating the gravity concentrate.
  The tailings pump box and pumping system will be redesigned completely because of the new operating tonnage and the new distance to the tailing pond (5.0 km).
  The cyanide handling and dosing system will be replaced.

12.0 TAILINGS DISPOSAL

Existing Facilities

Up until the termination of the Casa Berardi operations in 1997, tailings were discharged from the concentrator process plant to the tailings pond located south of the East Mine, some 2 km southeast of the concentrator plant. The existing tailings pond is composed of three cells (#1, #2 and #3), a polishing pond and a process water pond. The water from the polishing pond flows into the Process Water Pond where it is either reclaimed as process water or released to the environment.

Remaining Existing Capacity

According to recent calculations by Journeaux, Bédard & assoc. inc. (JBA), additional tailings lifts on the existing cells would allow for an additional total capacity of 1.45 Mm3.

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Storage Requirements

Tailings storage requirements are based on approximately 5.1 Mt of mill tailings and a 25% additional capacity for a total of 6.4 Mt of mill tailings. Therefore, 5.3 Mm3 of storage space is required in the tailings impoundment for the solids based on an average deposited dry density of 1.2 t/m3.

Design Criteria

The services JBA, experts in tailings disposal, were retained by Met-Chem to address the issue of tailings disposal. They were to identify the most favorable option for tailings disposal from the studies that were previously produced, and from any other alternative that might be considered. Design parameters described in JBA's Addenda report and summarised in the present section correspond to a production rate of 2400 tpd with 100% of tailings going to the storage area.

The new cell (see Figure F-5) takes advantage of the natural valley just south of the existing tailings pond area. The uppermost portion of the valley is to be used, located directly at the head of the watershed, upstream of the existing diversion ditch. In order to meet the storage requirements it is necessary to place more material in the existing tailings impoundment above the existing tailings.

Straight-line average deposition slopes for the tailings were estimated based on the existing slopes in the Casa Berardi tailings impoundment and on the experience of JBA's experts. A straight-line average slope, conservative estimate of 0.75% has been used for both above and underwater. The specific gravity of the solid particles of tailings is estimated at 2.8.

The estimate was based on a total of 100 tpd of solids (mill) and a total of 283 m3/h of water (mill, East and West Mine) pumped to the tailings impoundment. It is also assumed that 161 m3/h of the water will be recycled from the tailings impoundment back to the mill.

The site was designed to comply with standard practices for industrial water impoundment, which states that the impoundment must be able to contain and treat, without spilling to the environment, an extreme precipitation event. It was also designed to include an emergency spillway that is capable of safely evacuating water flows up to the 24-hour Probable Maximum Precipitation (PMP).

Based on existing geotechnical information taken from previous studies, the natural foundation soil is clay. The planned water dam (new cell) is made almost entirely of impermeable clay material and the upstream slope is protected by a filter layer and rip-rap. The results of stability analysis indicate that the dam respects the minimum safety factors of the Natural Resources Ministry for static and dynamic long-term conditions for the region.

Options for Additional Storage

The combined capacity of the new cell (southeast extension) and the existing cells increased capacity meet the requirements. The design was developed in a way to optimise the use of the surrounding topography, to maximise the safety of the installations (spillways located in rock or

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Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 39

Figure F-5 – Tailings Impoundment Options and Watersheds

FIGURE F-5
OPTION #3:
CELL#1:
CAPACITY 0.18Mm³ / 0.22Mt
NO SLOPE
CELL#2:
CAPACITY 1.12Mm³ / 1.34Mt
USING 0.75% AS THE TAILING SLOPE
CELL#3:
NO SLOPE
WEST MINE WATER SETTLING RESERVOIR
MAX. DEPOSITION POINT
NEW ROAD (OPTIONAL)
SPILLWAY OPTION #4
WATERSHED: 525 ha
OPTION #4:
USING 0.75% AS THE TAILING SLOPE
PROPERTY LIMIT
MAX. DEPOSITION POINT
LEGEND
WATERSHED
OPTION #3
OPTION #4
NEW ROAD
NOTES
JOURNEAUX, BÉDARD
MET-CHEM Canada Inc.
CASA BERARDI
TAILINGS IMPOUNDMENTS OPTIONS AND WATERSHED
LASARRE, QUEBEC

MET-CHEM
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natural ground), to accommodate the minimum required tailings of 5.3 Mm3 and minimum water volumes, and to minimise operating costs wherever possible.

Approximately 1.45 Mm3 of tailings can be added to the existing site by constructing lifts made of tailings inside the existing Cell #2.

A portion of the watershed just upstream of the southeast limit of the existing process water pond can store 4.08 Mm3 of tailings. The total surface area of this option is 163 hectares and approximately 76 hectares lies outside the existing property limit. A section of the uppermost portion of the watershed will be blocked by a dam just upstream of the existing process water pond. Dams are also required along the eastern boundary but these dams do not contain water and will be made from tailings.

The combined capacity of both increasing capacity of the existing cells and the new southeast cell is recommended. This will provide a total storage capacity of approximately 5.5 Mm3 or 6.6 Mt. JBA's study is based on existing geotechnical and survey information. Additional geotechnical and survey information will be required for the detailed engineering phase of the Project.

13.0 SURFACE INFRASTRUCTURE AND FACILITIES

The following paragraphs discuss the existing and future infrastructure and facilities. Figure F-6 provides a general site plan showing the location of those infrastructure and facilities.

Site Access and Control

The existing property access road will be used during the construction and the shaft-sinking period. The existing access road will be used as main entrance to the site after the shaft sinking is completed. The existing gatehouse will serve the site as well.

Power Supply

The modifications to the existing electrical power and distribution system required for the Project are based on a study prepared by an outside engineering firm for Aurizon in 1999. The proposed requirements were updated in 2004 by the same firm and Aurizon supplied Met-Chem with the required information on the modifications and their estimated costs.

Among the major items identified in the electrical modifications are:

  A new 4 km 25 kV power line between the main sub-station and the West Mine to supply the production hoist;
  One 120 / 25 kV 20 MVA transformer for the main sub-station;
  New 25 kV/ 425 volt transformer to supply production hoist motors;
  Other modifications required for new surface and underground infrastructure at the WestMine.

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Figure F-6 – General Site Plan – Existing and Future Infrastructure

FIGURE F-6
11 000 N
10 000 N
9 000 N
8 000 N
7 000 N
11 000 E
12 000 E
13 000 E
14 000 E
15 000 E
16 000 E
17 000 E
Garage
Ramp portal
Dry house
WEST MINE
Compressors and ventilation raise intake
Gate
West shaft collar
Planned mine site
Decommissioned concrete plant building
Former settling pond
EAST MINE
Road (Casa Berardi, East-West)
East shaft
Ramp portal
Mill
Future mine water discharge line
Process water pond
Future underground water reservoir
Existing Tailings pond
Proposed spillway
Polishing pond
Impervious dyke
Access road
Water basin
Future cell #4
MET-CHEM
AURIZON
CASA BERARDI PROJECT – FEASIBILITY STUDY
GENERAL SITE PLAN
EAST MINE & WEST MINE
EXISTING AND FUTURE INFRASTRUCTURE
1=20000
MINING
A3-23066-0008-L

MET-CHEM

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Water Supply

Provisions for potable water will be met through Casa Berardi's existing potable water system composed of two (2) pumps, one running and one spare, and of a 53,000 litres reservoir for a maximum capacity of 325,000 litres per day (from 2004 pumping tests). The water wells are located close to the decommissioned concrete plant building, a distance of 750 m east of the new West Mine shaft.

Wardrop conducted a preliminary assessment of the Casa Berardi potable water sources. Results indicate that arsenic level exceeds regulated standards for both the washroom and the drinking fountain of the East Mine. However, Aurizon supplies bottled water to the employees and warning signs are posted. Provisions have also been made for the installation of an arsenic and turbidity removal system based on preoxidation, enhanced coagulation, followed by filtration and chlorination at the East Mine. The cost of a study to confirm the quality and integrity of the drinking water source is also included in the capital costs.

Industrial water requirements will be met through existing water wells located a distance of 750 meters east of the West Mine shaft near the decommissioned concrete plant building. The water line runs south from the wells via a 4'' pipe to the existing road south of the property, and then west towards the new shaft.

Septic Installations

Groupe Stavibel Inc. (Stavibel) was mandated to verify the existing sanitary wastewater treatment installations against environmental regulations as well as to propose new facilities for the new West Mine shaft. The study has identified a total of eight (8) existing facilities. Some of these facilities will be repaired while others will be cleaned and dismantled. Provisions have been made for the installation of a septic tank followed by a watertight reservoir for the new West Mine shaft. Modified or new facilities will require environmental approval.

Underground Water Settling Reservoir

The dewatering system below the 280 Level will be modified to a gravity system, with no settlers. A GEHO sump and pump system will discharge the water to the surface, and through the pipeline to the underground water settling reservoir located in the process water pond at the East Mine site. An iron sulphate treatment facility installed at the surface in the hoist room will lower the arsenic content in the water. The settling reservoir will be built at the East Mine in the northwest area of the process water pond. It will be composed of three (3) cells, approximately 70 m X 100 m X 2 m deep for a total capacity of 45,000 m3.

Diesel Fuel

No modifications will be required to existing diesel fuel installations. Underground diesel fuel requirements will be met through the fuel reservoir that will be installed in the vicinity of the West Mine shaft house.

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Fire Protection

Fire protection water for the West Mine will be provided by a new pumping station located on a pond approximately 500 meters south-west of the decommissioned concrete plant building. The pumping capacity for fire protection water will be 1,000 gal/min or 227 m3/h which is the same as for the East Mine.

Compressed Air

The East Mine site compressors supplying air to the mill and maintenance facilities will remain the same. Two (2) compressors from the East Mine will be relocated to the West Mine hoist room. The existing two (2) compressors located at the West Mine ventilation raise will remain at the same location.

Buildings

The existing buildings remain the same and will continue their present use. The concrete plant building located approximately 750 m east of the West shaft has been decommissioned, and there will be no need to rehabilitate this facility. No new surface maintenance shop will be constructed. No new buildings are planned for mine administration, engineering and geology. All personnel from these departments will continue to use the main office located at the East Mine.

Aurizon's regional administrative office will continue to be located in Val d'Or.

14.0 ENVIRONMENTAL CONSIDERATIONS

Required Project Environmental Approvals

Certificates of authorization from the Ministry of Environment of Québec (MENV) were issued to Aurizon in 2001 for the then planned increased capacity of both the West Mine and the process plant. The modifications that have since been made to the Project were verified in order to determine if these changes warrant modifications to existing environmental approvals or the issuance of new ones. The following environmental approvals will be required for implementation of the Project:

  Amendment to the existing approval of the West Mine activities to indicate the new depth of the ramp established at level 690 and the modifications to the design of the underground water settling reservoir;
  Amendment to the existing approval for the mill activities to indicate the modifications to the process and the new approach for cyanide destruction using the existing installations for the Inco SO2  Air cyanide destruction process;
  Amendment to the existing approval for the increased capacity of the tailings ponds;
  Approval for the sanitary wastewater treatment systems;
  Approval for an additional 76 hectares of land contiguous to tailing lease 70218 to cover increased capacity of the tailings ponds;

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  Approval for proposed water treatment system of final effluent.

Effluent Control

As indicated in the Report, no effluent will be discharged to the environment at the West Mine site. All underground water generated below the 280 level at the West Mine will be pumped to the surface where an iron sulphate treatment will allow arsenic precipitation. The underground water will then be directed to a new underground water settling reservoir located at the East Mine site where its overflow will fall within the process water pond.

Underground water from the East Mine as well as tailings from the first few years of production will be directed to the existing cells. Tailings will be sent to the new Cell #4 once it becomes operational and the spillway from this cell will be directed to the polishing pond.

Therefore, only one effluent will exist for the entire mine site. The process water pond will collect the decant water (liquid fraction) from the tailings pond's polishing pond, the underground mine water and water from precipitation. Water will be discharged to the environment as required once acceptable physical parameters are achieved. The existing iron sulphate treatment system, located on the polishing pond, will continue to allow arsenic precipitation.

A series of environmental testing on the residues generated from the metallurgical testwork was performed by SGS Lakefield. Main findings are as follows:

  Both the quartz rock type sample and the composite sample along with the composite sample after cyanide destruction show uncertain potential for acid rock drainage;
  Water quality criteria is expected to be met for most of the parameters in two (2) different leachate tests. Arsenic and total cyanide are expected to exceed the limits for the composite. However, since there is no firm explanation as to why the results for the composite sample are higher that the individuals samples, it is recommended to duplicate this test in a future program;
  Water quality for liquid decant for samples subjected to the cyanide destruction process based on Inco-SO2 Air treatment indicate that standards are expected to be met after 45 days and tests on reduced sample volume indicate that it is toxic for the Daphnia magna and rainbow trout;
  Water quality after cyanide destruction through natural degradation indicate that standards for arsenic and total cyanide are not met after 119 days and would likely prove to be lethal to Daphnia magna and rainbow trout.

In light of the above mentioned water quality results, it is recommended to adopt the following effluent control approach.

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Acid rock drainage

ABA tests results show that the composite sample falls within the uncertain potential for acid rock drainage category. It is therefore recommended to perform a kinetic test designed to simulate natural oxidation conditions in field settings and rule out any acid generation potential.

Cyanide destruction

Tests results indicate that cyanide destruction based solely on natural degradation of the cyanide, for a cyanide residual concentration of 198 mg/L, is not expected to produce a final effluent that will meet Directive 019 criteria. However, the Inco SO2 Air process has been tested and has proved to be efficient in reducing the cyanide residual concentration of the metallurgical effluent to values below standards. The liquid decant was further aged and results indicate that standards are expected to be met. Since the Inco SO2 Air method has proved to efficiently reduce the cyanide residual concentration, it is therefore recommended, to base the reduction of the cyanide concentration on a combination of natural destruction process and the Inco SO2 Air process in order to reduce the residual concentration of the metallurgical effluent in such a way that natural degradation of the cyanide in the tailings pond will be possible.

In order to optimize the residual cyanide concentration it will be necessary to determine the level of SO2 Air cyanide destruction required. Further tests are therefore recommended at the mill to determine the following:

  Optimization of the cyanide consumption: a series of tests is required to determine what could be a lower cyanide consumption without affecting the % recovery of gold;
  Optimization of level of cyanide destruction with the Inco SO2 Air process required to produce a metallurgical effluent for which the natural degradation process is sufficient to obtain acceptable levels of cyanide and metals.

It should be noted that elevated arsenic concentration will be controlled first by the existing iron sulphate treatment located at the mill before the tailings are sent to the tailings pond. Another existing iron sulphate treatment is located on the polishing pond.

Toxicity

Preliminary results regarding toxicity of the metallurgical effluent indicate that there is a potential risk of it being toxic. Toxicity testing results of a sample produced after 119 days of natural degradation based on an initial concentration of 198 mg/L indicate that it would likely prove to be lethal to Daphnia magna and rainbow trout. Toxicity testing results of a sample subjected to cyanide degradation by the Inco SO2 Air method indicate that it is toxic. Verbal comments from SGS Lakefield indicate that usually ammonia and metals are generally major contributors to the level of toxicity. Since the high level of ammonia can be directly linked to the Inco SO2 Air cyanide destruction process, efforts should therefore be made to optimize this process. However, it should be noted that this toxicity result was based on reduced sample volume due to lack of available solution and is considered inconclusive.

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Provisions have therefore been made in the Project for a thorough characterization of the final effluent, as stipulated by the Metal Mining Effluent Regulation, scheduled to be conducted within six months of the operation start-up as defined by the Regulation (when 25% of the production rate has been reached during 90 consecutive days). It should be noted that the final effluent measured at the outlet of the process water pond will be composed of, as indicated on the water mass balance in Section 11.0, the mill effluent, the underground mine water from the West and East Mines, and water from precipitation.

Provisions have also been included in the event that the final effluent water quality proves to be toxic for tests to determine which water quality parameter has an influence on the toxicity. In addition, an allocation has been made in sustaining capital costs for the implementation in Year 3 of a Rotating Biological Contactor treatment system recognized as a method of treatment to eliminate cyanides, metals and ammonia.

Site Rehabilitation

The site rehabilitation plan for the Project East and West sites was approved by the Ministry of Natural Resources on May 8, 2000 and cost details were updated to reflect modifications proposed in the present Report. The site rehabilitation plan will be updated and submitted for approval in 2005.

15.0 PROJECT MASTER SCHEDULE

The Project Master Schedule has been prepared for the pre-production phase of the project. This phase anticipates the completion of the shaft, the shaft surface and underground facilities, required underground development, the underground infrastructure, work in the ore processing plant and mine site infrastructure.

Based on the schedules provided to Met-Chem by Aurizon for ongoing activities and the activities within Met-Chem's defined scope, it is anticipated that the overall project duration for the pre-production phase is eighteen (18) months.

The surface facilities and shaft sinking and related infrastructure, currently underway are scheduled to be completed and commissioned by Month 18.

For the mill rehabilitation work, the scheduled activities take into consideration that procurement activities will commence immediately at Project start and continue with equipment deliveries within a four month period. The rehabilitation is estimated to be complete by the end of Month 8.

The schedule for the additions and modifications in the mill covers the engineering, equipment tendering process, as well as fabrication and delivery of the various equipment required for the Project. As this area is on the critical path schedule, work must commence immediately following Project approval, or prior to Project approval if appropriate. Although, the detailed design phase is relatively short at four months, the procurement activities remain relatively long due to the long delivery of the new equipment.

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Depending on the start of the Project, the construction period could take advantage of favourable temperatures for foundations and building shell activities. Interior work could then continue through the colder winter months. The schedule is very dependant on the delivery of the equipment. The actual installation period for the new equipment is relatively short at four months. However, the piping construction is the critical activity at four months following the installation of the major equipment.

Overall, the start-up is achievable at 18 months following award of an EPCM contract.

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16.0 CAPITAL COST ESTIMATE

Summary of Estimate Capital Costs

The total pre-production capital cost of the Project is estimated at $84.1 Million and is summarized in Table T-9. This cost is based on the underground development, underground infrastructure, ore processing plant rehabilitation and modifications and other surface construction work required to achieve the production objectives of the Project.

Table T-9 - Total Pre-Production Capital Cost Estimate

Item	Cost ($)
Direct Costs
Underground Mine
Headframe / Hoist	5,270,705
Shaft	18,000,083
Mine Development	19,655,410
Underground Infrastructure	11,669,957
Sub-Total	54,596,155
Cement Plant	924,739
Ore Processing Plant
Additions and Modifications	5,013,379
Rehabilitations	1,437,874
Sub-Total	6,451,253
Tailings Disposal	350,000
Mine Infrastructure
Electrical Supply	3,464,471
Sanitary Installation	349,000
Water Supply	200,000
Sub-Total	4,013,471
Total Direct Costs	66,335,618
Indirect Costs
Permits	197,000
Engineering	1,538,008
Procurement & Construction	551,572
Start-up and commissioning (Ore Processing Mill)	112,980
Spares (Ore Processing Mills)	240,000
Training	200,000
Room and Board (Contractors)	270,500
Contingency on Direct Costs (10.2%)	6,766,233
Owner's Costs	7,931,352
Total Indirect Costs	17,807,645
TOTAL CAPITAL COST	84,143,263

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Scope and Basis of the Estimate

The capital cost estimate includes the work required to start a new mining operation, rehabilitate and modify an existing processing plant to 2600 tpd capacity to produce gold, and establish all the infrastructure and services necessary to support the mine site.

The cost estimate covers the direct cost of equipment, materials and labour for the construction of the facilities, underground infrastructure, underground mine development, cement plan, ore processing plant, tailings disposal and site infrastructure. It also includes the indirect costs such as freight, temporary power, water and communications, permits, engineering, procurement and construction management, training, lodging of construction workers, owner's costs, contingency and commissioning.

The estimate for the construction of the headframe and supply of hoist was derived from actual quotations from reputable companies. The estimated cost of the shaft sinking and related infrastructure was based on current quotations received at the end of November 2004. Quotations were received for most of the major mine and process equipment. The costs for the underground development were based on pricing provided by Aurizon for actual on-going contractual work. In the estimation of an all-inclusive labour rate, Met-Chem has established a rate of $ 100 per hour for all surface construction work based on the Quebec Construction Decree. For underground construction work, Met-Chem has based its estimate on hourly rate of $50 per hour based on current Aurizon contracts.

Indirect costs are based on generally applied factors for this type of work. Contingency was based on how the estimate was derived and averages 10%.

All capital cost estimates are expressed in Canadian Dollars.

17.0 OPERATING COST ESTIMATE Manpower

The total manpower workforce is established to cover a mine operation of 2400 tonnes per day including the staff and hourly employees. The Casa Berardi mine will require 200 employees hired by the company. This number does not include the workforce provided by contractors or agencies required for the underground development, the underground diamond drilling and site security. A summary of the workforce is shown in Table T-10:

Table T-10 - Workforce Summary

Description	Staff	Hourly	Total
Underground Mine	17	80	97
Mill	4	29	33
Maintenance	5	32	37
Technical Services	18	0	18
Administration (Mgt, HR, Saf., Pur.)	15	0	15
TOTAL	59	141	200

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Operating practices, working conditions, wages rates, salaries and fringe benefits have been based on Aurizon's data from Casa Berardi and from their work on a similar operation in the Province of Quebec.

The staff personnel salaries are based on the actual payroll of Aurizon Mines ltd and the industry average. The fringe benefits are taken from Aurizon staff benefits program put in place in July 2004 and represent 57.25% of the basic employee salary.

The hourly rates for mine operation, maintenance and electrical, mill and laboratory employees are based on hourly rates negotiated in the union collective agreement in force at the closure of the mine in 1997. Those rates were updated with the CPI index to get new rates for year 2004 for each category of employee. A production bonus for underground employees and the fringe benefits were added to the new hourly rates to compose the annual salaries.

The hourly rates vary from $18.35 to $25.84 per hour as per the classification of labour categories. The fringe benefits are calculated on the hourly rates and represent 43% to 52% of the basic salary as per Aurizon hourly benefits program applicable for hourly employees. The annual cost of salaries and fringe benefits represents $20.9 Million for all employees.

Summary of Operating Costs

The average operating cost over the life of the Project are summarised in Table T-11.

Table T-11 - Operating Cost Summary

Description	$/Tonne Milled
Underground Operating Costs	30.59
Milling Costs	13.30
Administration, Technical and Others Costs	10.00
Site Restoration and Mine Closure	0.42
TOTAL	54.31

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Underground Operating Costs

The underground operating costs include the stope preparation development, the mining operation, the maintenance and services to produce the annual tonnage and feed the processing plant. The operating costs are summarised in Table T-12 as follow:

Table T-12 - Operating Costs - Underground

Operating Costs - Underground	Cost ($)
	Per year	Per Milled Tons
Stope Preparation	3,952,228	3.75
Stoping	4,251,975	4.99
Hoisting	2,162,472	2.60
Mine Equipment Leasing	2,246,075	2.84
Services	2,226,954	2.63
Maintenance (manpower & parts)	4,049,539	4.64
Energy	3,237,192	3.96
Cemented Backfill	1,931,170	2.61
Supervision, training and absenteeism	2,095,031	2.58
U/G TOTAL OPERATING COSTS	26,152,636	30.59

The underground operating costs are based mainly on quotations prices received from mining contractors, equipments suppliers, or furniture suppliers for all specifics items. The manpower cost included in the operating cost are calculated with performances per manshift applicable to each task in reference to the industry average.

Ore Processing Plant Operating Cost

At the start-up of production and for a 6-month period, the processing plant will operate at 1800 tpd. This will translate in a higher operating cost. After that initial period, it is foreseen that the process plant will operate at the target capacity of 2400 tpd. Table T-13 summarises the mill operating costs at 1800 and 2400 tpd.

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Table T-13 - Operating Costs - Ore Processing

The processing plant operating costs include the crushing, the grinding, the carbon and pulp process, the gold refinery, the energy, the maintenance and the mill laboratory as services to the mill operation.

The total unit operating cost at 2400 tpd is $13.19/tonne.

The reagent component of the processing plant operating costs is based on historical data consumption for a similar type of ore and adjusted in some case with the results of metallurgical testwork done on ore samples from Zone 113 and Lower Inter Zone.

The crushing, grinding media, and energy costs are calculated to reflect the increase in the daily tonnage after the improvement is done in the mill.

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Electrical Power Cost

The total cost of electrical power was calculated for the entire operation and is split between the processing plant, the mine and the others surface charges included in Administration costs.

The cost for the concentrator area was calculated using the existing single line diagrams, and the cost of power for the mine was based on the revised load list proposed by Met-Chem for the mining operation.

A total of 96,182,209 kilowatt-hours in electrical energy are required for the revised design of the mine and the concentrator on an annual basis. With a subscribed power of 13,200 kilowatt, the annual cost of electrical power for the complex is estimated at $3,906,206 based on the Hydro Quebec "Tarif L" price schedule effective April 1st, 2004. This cost has been distributed between the Underground Mine (46%), the Ore Processing Plant (49%) and Administration Operation costs (5%).

Administration, Technical Services, and Other Costs

The Administration, Technical Services and Other Costs (ATS &O) include all those site operating costs not already covered in the Underground and Ore Processing Plant costs. The costs were generally derived from information, preliminary budget and internal studies supplied by Aurizon. Salaries are essentially based on current staffing as well as forecasted staffing during full mine operation. Material and services costs were estimated from existing costs, from previous studies and from equivalent costs for previous years operation at Casa Berardi. ATS &O costs are essentially regrouped as per the existing accounting costs centers established by Aurizon for Casa Berardi.

A summary of the annual costs is found in Table T-14.

Table T-14 - Annual Costs for Administration, Technical Services and Other Costs

Department	Salaries ($)	Material and Services ($)	Total ($)
Administration	1,104,040	3,233,600	4,337,640
Technical Services	1,536,458	314,379	1,850,837
Other Costs	444,992	1,450,534	1,895,526
TOTAL	3,085,490	4,998,513	8,084,003

Site Restoration and Mine Closure

The site rehabilitation plan for Casa Berardi East and West sites was approved by the Ministry of Natural Resources on May 8, 2000. At the time, a financial guarantee covering 70% of the restoration cost was determined to be $555,000. That amount was reviewed to $1,209,789 to include the rehabilitation cost of the cell #4 and new five (5) hectares area required to store

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additional waste rock for which Aurizon Mines received approval to include in the rehabilitation plan on April 11, 2003.

According to the "Guidelines for preparing a mining site rehabilitation plan and general mining site rehabilitation requirements" published by the Ministry of Natural Resources, Fauna and Parks, a financial guarantee covering 70% of the $1,209,789 restoration costs will have to be set aside by Aurizon Mines. The 70% guarantee or $847,000 will be allocated as shown in Table T-15 for the seven (7) years of the project. For the purpose of the present schedule, 2005 has been assumed to be Year 0.

Table T-15 - Site Restoration - Schedule of Annual Payments

Year	% of the guarantee	Guarantee payments ($)
0	-	-
1	4	33,880
2	12	101,640
3	20	169,400
4	28	237,160
5	36	304,920
6	-	-
TOTAL	100	847,000

In addition to the Guarantee payments shown above, a lump sum amount of $1,000,000 is allocated for the last year of operation to cover for the remaining portion of the restoration costs as well as for any other rehabilitation costs.

The total site restoration cost over the anticipated life of the Project corresponds to $0.42/tonne milled.

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18.0 FINANCIAL ANALYSIS

General and Criteria

This section describes the method of analysis, basic assumptions and findings of the construction and operation viability assessment for the Casa Berardi project. The analysis was performed using estimates of capital and operating costs and estimated construction and production schedules as set out in preceding sections of this report.

In the process of performing the financial analysis, a financial model was constructed with Microsoft Excel software and took into account all of the estimates and assumptions of the current and previous sections. The model's output is a series of tables presenting Income and Cash Flow Statements for the Casa Berardi project. The Internal Rate of Return (IRR) was calculated according to the discounted cash flow methodology, and sensitivity analysis was also undertaken. The financial model is based on an 18 months (1.5 years) construction (preproduction) period followed by 66 months (5.5 years) of production.

All amounts in the current section, tables and figures are in constant Canadian dollars except where noted as USD.

Revenues

Details on tonnages milled and revenues generated from the troy ounces of gold and silver produced can be found in Table T-16. The price of gold was subject to major variation and increase in the last year with a spot price ranging between US $410 and US $450 on the major stock exchanges. At the same time, the exchange rate between the Canadian and US currencies fluctuated substantially in favour of the Canadian dollar, going from 1.3000 CND/USD one year ago to 1.1850 CND/USD in December 2004. The monthly average over two years of the price of gold in Canadian dollars on the London Stock Exchange is $500 per troy ounce. To reflect this price, a combination of gold price of US $400 per troy ounce and exchange rate of 1.25 CND/USD was selected to be used in the financial model to compensate for the major variation in the price of gold and exchange rate. Figure F-7 shows market information on gold and silver price as well as CND/USD exchange rate.

For the purpose of the financial analysis, no inflation was applied to the current price.

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Table T-16 – Financial Tables

Casa Berardi

Aurizon Mines Ltd.

	Preproduction		Production							
Period	Year 0	Year 1 First Half	Year 1 Second Half	Year 2	Year3	Year 4	Year 5	Year 6	Year 7	TOTAL
Daily Production (Average)			1,800	2,400	2,400	2,400	2,400	2,400	0	
Revenues										
Mine Development (tonnes)	8,061	29,503	43,414	73,913	46,647	38,441	31,994	0	0	271,963
Mine Production (tonnes)			229,531	754,088	781,352	789,559	796,007	643,537	0	3,994,074
From stockpile			37,554	0	0	0	0	89,040	0	126,594
Total (tonnes)			310,499	828,001	827,999	828,000	828,001	732,577	0	
Grade (g/t)	10.45	7.81	7.73	6.84	6.60	6.15	5.66	5.06	-	6.21
Tons Milled (tonnes)			310,499	828,001	827,999	828,000	828,001	732,577	0	4,355,077
Recovery Yield (%)			95.0%	93.7%	93.3%	92.9%	92.4%	92.1%	0.0%	
Au Recovered (troy ounces)			73,308	170,615	161,442	152,094	139,223	109,763	0	806,444
Less ounces in circuit (troy ounces)			-2,400	-850	-850	-850	-850	5,800	0	
Net Au Recovered (troy ounces)			70,908	169,765	160,592	151,244	138,373	115,563	0	
Net Ag Recovered (troy ounces)			16,909	45,271	42,824	40,332	36,899	30,817	0	215,052
Gross Income		Gold	35,454,226 $	84,882,516 $	80,295,818 $	75,621,969 $	69,186,342 $	57,781,272 $	- $	403,222,143 $
		Silver	153,635 $	367,824 $	347,949 $	327,695 $	299,807 $	250,386 $	- $	1,747,296 $
			35,607,860 $	**85,250,340 $**	**80,643,767 $**	**75,949,664 $**	**69,486,149 $**	**58,031,658 $**	- $	**404,969,439 $**
Operating Costs										
Mine Production cost ($ per tonne milled)			38.92 $	32.17 $	31.59 $	29.92 $	29.70 $	26.73 $	- $	30.59 $
Mine Production cost ($)			11,463,623 $	26,636,792 $	26,156,488 $	24,773,760 $	24,591,630 $	19,581,783 $	- $	133,204,077
Milling Costs ($ per tonne milled)			14.79 $	13.19 $	13.19 $	13.19 $	13.19 $	13.19 $	- $	13.30 $
Milling Costs ($)			4,592,280 $	10,921,333 $	10,921,307 $	10,921,320 $	10,921,333 $	9,662,691 $	- $	57,940,264
Administration & Others ($)			4,042,000 $	8,084,000 $	8,084,000 $	8,084,000 $	8,084,000 $	7,152,400 $	- $	43,530,400
Administration & Others ($ per unit)			13.02 $	9.76 $	9.76 $	9.76 $	9.76 $	9.76 $	- $	10.00 $
Site Restoration ($)			33,880 $	101,640 $	169,400 $	237,160 $	304,920 $	1,000,000 $	- $	1,847,000
Total Operating Costs			**20,131,783 $**	**45,743,765 $**	**45,331,195 $**	**44,016,240 $**	**43,901,883 $**	**37,396,874 $**	- $	**236,521,741 $**
Operation Cost per tonnes milled			**64.84 $**	**55.25 $**	**54.75 $**	**53.16 $**	**53.02 $**	**51.05 $**	- $	**54.31 $**
Operation Cost per Troy Ounce			**284 $**	**269 $**	**282 $**	**291 $**	**317 $**	**324 $**	- $	**293 $**
Cash Flow from Operations			**15,476,077 $**	**39,506,575 $**	**35,312,571 $**	**31,933,424 $**	**25,584,267 $**	**20,634,784 $**	- $	**168,447,698 $**
Capital Expenditures										
Development ($)	9,034,575 $	10,620,835 $	7,847,272 $	6,880,063 $	7,560,479 $	7,730,188 $	1,770,352 $	- $	- $	51,443,754 $
Fixed Investment Costs ($)	35,818,893 $	10,861,313 $	500,000 $	2,000,000 $	3,800,000 $	500,000 $	500,000 $	(5,300,000) $	- $	48,680,206 $
Indirect Costs (Preproduction) ($)	7,471,807 $	3,569,608 $								11,041,415 $
Contingency ($)	4,196,064 $	2,571,168 $								6,768,232 $
CAPEX	**84,143,263.00 $**		**8,347,272 $**	**8,880,063 $**	**11,360,479 $**	**8,230,188 $**	**2,270,352 $**	**(5,300,000) $**	- $	**117,931,607 $**
Financing Expenses										
Loan Reimbursement ($)	- $		- $	- $	- $	- $	- $		- $	- $
Previous Loan Reimbursement ($)	- $	- $	- $	- $	600,000 $	600,000 $	800,000 $	- $	- $	2,000,000 $
Free Cash Flow before Taxes	**(56,520,339) $**	**(27,622,924) $**	**7,128,805 $**	**30,626,522 $**	**23,352,092 $**	**23,103,236 $**	**22,513,915 $**	**25,934,784 $**	- $	
Cumulative Free Cash Flow	**(56,520,339) $**	**(84,143,263) $**	**(77,014,458) $**	**(46,387,936) $**	**(23,035,843) $**	**67,393 $**	**22,581,307 $**	**48,516,091 $**	**48,516,091 $**	**48,516,091 $**
NPV	(56,520,339) $	(26,488,357) $	6,555,223 $	26,862,076 $	19,745,461 $	17,963,254 $	16,096,593 $	17,060,468 $	- $	**21,264,379 $**

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Figure F-7 - Financial Market

Operating Costs

Operating costs were extracted from a previous section that explains the operating cost per unit for the different activities.

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For the purpose of the financial analysis, no inflation was applied to the operating costs.

The total operating cost per troy ounce of gold is $293 on a prorated average.

Capital Expenditures and Financing

The current scenario for the CAPEX schedule was defined in a previous section and is based on the maximisation of the project's resources. The total value of the investment in the project will amount to over $117 million, of which more than $84 million will be invested in the preproduction phase.

The terminal value has been estimated at $5.5 million, and takes into account the current market for the resale of equipment as well as the terminal land value. In the past, financial models usually gave zero value for the terminal value because site restoration costs were not taken into account. The current model, however, takes yearly restoration costs into account.

In the present financial model, the Casa Berardi project is financed entirely by equity; no debt or any other financial instruments were taken into account. The previous loan reimbursement scheduled (See Table T-16) is the reimbursement of a loan issued prior to this project.

Results

On the basis of the assumptions described in the current and previous sections, the Net Present Values and the Internal Rate of Return (IRR) have been calculated using the financial model.

The IRR on total investment, i.e., the total project returns, was computed at 17.14%. The Net Present Value, at a discount rate of 8.75% (See Figure F-8), has been established at $21.3 Million. These results indicate that the project is economically viable on a financial point of view.

Sensitivity Analysis

The sensitivity analysis was performed to determine the economic impact linked to variations in the following parameters:

  Exchange rate (CAD/USD)
  Price of gold
  Operating costs, and
  Pre-production capital expenditures.

The analysis simulated impacts on the project's Internal Rate of Return (IRR) and the Net Present Value (NPV) using a variation of between 5% and 25% for one specific parameter at a time (See Table T-17 and Figure F-9).

Analysis of the project's sensitivity with regards to the variation of the various parameters indicates that elements like the price of gold and exchange rate have nearly the same effect on the IRR. Those two variables are the ones having the most important effect on the IRR of the

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project, making a significant impact between a positive and negative return with small variations. Operating costs also impact on the IRR when fluctuating but to a lower extent than the price of gold and the exchange rate. Finally, the pre-production CAPEX variation is also impacting the IRR of the project but at a lesser extent than all other variables.

Figure F-8 - Weighted Average Cost of Capital

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Table T-17 - Sensitivity Analysis of the Internal Rate of Return (IRR)

Internal Rate of Return (IRR)
Variation	Exchange Rate	Gold Price	Operating Cost	Preproduction CAPEX
-25.00%	-18.19%	-17.98%	32.26%	28.43%
-20.00%	-9.26%	-9.12%	29.35%	25.79%
-15.00%	-1.59%	-1.50%	26.38%	23.40%
-10.00%	5.21%	5.27%	23.35%	21.22%
-5.00%	11.46%	11.48%	20.25%	19.21%
0.00%	17.14%	17.14%	17.14%	17.14%
5.00%	22.78%	22.76%	13.78%	15.64%
10.00%	28.03%	27.99%	10.40%	14.06%
15.00%	33.07%	33.01%	6.90%	12.56%
20.00%	37.95%	37.87%	3.25%	11.18%
25.00%	42.67%	42.57%	-0.56%	9.87%

Payback Period

Following intensive investments in the preproduction CAPEX (the first 18 months of the project), the project has been operating on a positive free cash flow from the beginning of the production period. According to the estimates and assumptions of the financial model, the payback period is estimated to be at the end of Year 4 assuming that the production phase starts in the second half of Year 1. This means that the payback period will be in 3.5 years if the preproduction period is excluded or in 5.0 years from the start of construction.

Mine Life

For the present financial model, only the estimated probable reserves have been used in the model. The production period has been evaluated and defined in a previous section to be 66 months (5.5 years).

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19.0 CONCLUSION

The following paragraphs highlight the main observations that can be drawn from the technical and economic analysis of the Casa Berardi West Mine Project.

Mineral Reserves

A total of 4.4 million tonnes averaging 6.2 g/t Au of diluted mineral reserves of the probable category have been estimated at the West Mine. These reserves, of which ore from Zone 113 (above the 700 m level) is the major component, provide a mine life of 5.5 years at a mining rate of 2400 tpd. As observed in subsequent paragraphs, the estimated reserves are sufficient to support the implementation of the Project.

As was noted in the Report, preliminary results from ongoing underground diamond drilling during the completion of the Feasibility Study point to the fact that the down dip potential of Zone 113 below the 700 m level is being confirmed.

Underground Mining

Mining will be by transverse and longitudinal long hole stoping methods using cemented rockfill. The planned underground development and infrastructure, the mine production planning as well as the mining method selected support the target mining capacity of 2400 tpd. Ore hoisting by shaft will help maintain the production level and assist in providing consistent mill feed volume. A bulkhead arrangement at shaft bottom will allow shaft deepening, if required, without interrupting production.

Ground stability of the mine has been addressed through the use of rock mechanics engineering in the design and planning of the operation. Permanent infrastructure will be located north of the Casa Berardi Fault within competent massive volcanic rock. To prevent water infiltration, intersections of the Casa Berardi Fault system in underground excavations will be shotcreted. Other provisions include wall reinforcement (cemented cable) near major faults, water drainage control, planning of mining sequence to minimise in situ generated stress and adequate backfilling sequence to avoid delays in filling mined out stopes.

Ore Processing

Design capacity was initially established at 2600 tpd. The metallurgical laboratory testwork program planning and execution was based on the existing mill equipment as well as on additional requirements necessary to reach the new design capacity and improved gold recoveries with the new ore reserves. The operating average mill feed capacity was subsequently established at 2400 tpd to match the underground production capacity.

The revised process flowsheet supports the new design capacity and the anticipated gold recoveries averaging 93% for an average mill feed of 2400 tpd over the life of the mine. The addition in the gravity circuit of a second Knelson concentrator and of a reactor for intensive cyanidation of the gravity concentrate are the most significant modifications to the mill circuit.

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Combined with the availability of ore with better liberated gold, it is expected to help improve overall gold recovery from the historical 87% to an average of 93%.

Capital Costs

The total capital costs of the Project estimated at a total of $84.1 Million have been derived from the technical requirements of the Project and are based on estimates of quantities and on quotations of a Feasibility Study level or better. Direct costs total $66.3 Million of which over 83% are for the underground operation. Indirect costs include a contingency of 10% on direct costs.

Operating Costs

The total operating cost, including mining, milling, administration & others and site restoration, averages $54.31 per tonne milled or $293 per ounce of gold produced over the life of the mine. The mine operating costs are based on the mining rate and on the requirements of the mining method selected including labour and material. Milling operating costs are based on the milling rate and on the labour, material and consumables required for ore processing. Administration & other costs were derived essentially from existing and previous costs at the Casa Berardi operation.

Financial Analysis

The financial analysis indicates an Internal Rate of Return (IRR) of 17.14% and a Net Present Value (NPV) of $21.3 Million at a discount rate of 8.75%. The estimated payback period is 3.5 years from the start of production or 5.0 years including the 18-month pre-production phase.

Under the parameters summarized above and further described in this Report, the Casa Berardi West Mine Project is technically feasible and economically viable.

Project Additional Potential

As indicated above, results from ongoing underground diamond drilling indicate that the high grade resources below the 700 m level of Zone 113 are being confirmed and will shortly be eligible for conversion to mineable reserves. Since those new reserves will essentially only have to support their development cost and shaft deepening cost, the rate of return of the overall project is expected to be improved.

In addition to this immediate potential, other underground mineralized zones east of Zone 113 have been identified. Those will eventually require additional drilling to confirm the extent of these zones.

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 64

20.0 ACKNOWLEDGEMENT

Met-Chem would like to take this opportunity to acknowledge Aurizon's support throughout the preparation of this Report. The involvement of Aurizon's senior staff in the project was characterized by their availability to assist and share with Met-Chem their wide experience in the underground mining industry in general and their great enthousiasm for the Casa Berardi Project. The preparation of this Report has been made in close collaboration with Aurizon's personnel and Met-Chem wishes to thank the following individuals for their contribution and professionalism:

  Mr. Michel Gilbert (General Manager Quebec Operations);
  Mr. Gilles Brousseau (Mine Manager);
  Mr. Robert Crepeau (Superintendent Technical Services);
  Mr. Ghislain Fournier (Superintendent Corporate Development);
  Mr. Jacquelin Lacasse (Superintendent Underground Development);
  Mr. Marcel Labonte (Superintendent Mining Development and Construction);
  Mr. Mamfred Schreer (Superintendent Electrical Department);
  Mr. Luc Bourguignon (Principal Engineer Mining);
  Mr. Jeannot Boutin (Principal Engineer Mining Geology).

Again, Met-Chem is grateful for Aurizon's collaboration and valuable insights in the preparation of this Report.

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 65

21.0 CERTIFICATE OF QUALIFICATIONS

LIONEL POULIN, Eng.

I, Lionel Poulin, residing at Montreal, Quebec do hereby certify that:

1)  I am the General Manager - Mining and a Project Manager with the firm Met-Chem Canada Inc. (Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)  I am a graduate of the Université Laval with a B. Eng. (Geological Engineer) in 1968. I have practiced my profession continuously since then;

3)  I am a member of the "Ordre des Ingénieurs du Québec" (19377);

4)  I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5)  I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)  I, as a qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)  I have visited the mining property several times since March 2004;

8)  I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)  I am a co-author of the report to which this certificate is attached and was responsible for the overall coordination and review of the report and more specifically responsible for sections 1, 2, 19 to 21 and parts of 16 and 17.

10) I hereby consent to the filing of this report with any regulatory authority.

Project Manager	February 22, 2005

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 66

FRANÇOIS BIRON, Eng.

I, François Biron, residing at Québec, Quebec do hereby certify that:

1)  I am a Senior Mining Engineer with the firm Met-Chem Canada Inc. (Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)  I am a graduate of the École Polytechnique de Montréal with a B. Eng. (Mining Engineer) in 1976. I have practiced my profession continuously since then;

3)  I am a member of the "Ordre des Ingénieurs du Québec" (31708);

4)  I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5)  I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)  I, as a qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)  I have visited the mining property several times since March 2004;

8)  I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)  I am a co-author of the report to which this certificate is attached and was responsible for sections 9 and 10 and parts of sections 16 and 17.

10) I hereby consent to the filing of this report with any regulatory authority.

Senior Mining Engineer	February 22, 2005

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 67

MARY JEAN BUCHANAN, Eng.

I, Mary Jean Buchanan, residing at Cowansville, Quebec do hereby certify that:

1)  I am a Senior Environmental Engineer, with the firm Met-Chem Canada Inc. (Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)  I am a graduate of the Université du Québec à Chicoutimi with a B. Eng. (Geological Engineer) in 1983 and of the Université de Sherbrooke with a M.Env. (Master degree in Environment) in 1997. I have practiced my profession continuously since then;

3)  I am a member of the "Ordre des Ingénieurs du Québec" (38671);

4)  I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5)  I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)  I, as a qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)  I have not visited the mining property;

8)  I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)  I am a co-author of the report to which this certificate is attached and was responsible for sections 3, 4, 12 and 14 and parts of sections 5, 13, 16 and 17.

10) I hereby consent to the filing of this report with any regulatory authority.

February 22, 2005

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 68

ALAIN DORVAL, Eng.

I, Alain Dorval, residing at Montreal, Quebec do hereby certify that:

1)  I am a Senior Metallurgist with the firm Met-Chem Canada Inc. (Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)  I am a graduate of the Université Laval with a B. Eng. (Mining Engineer) in 1983. I have practiced my profession continuously since then;

3)  I am a member of the "Ordre des Ingénieurs du Québec" (96127);

4)  I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5)  I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)  I, as a qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)  I have visited the mining property several times since March 2004;

8)  I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)  I am a co-author of the report to which this certificate is attached and was responsible for sections 7 and 11 and parts of sections 16 and 17.

10) I hereby consent to the filing of this report with any regulatory authority.

Alain Dorval, Eng. Senior Metallurgist	February 22, 2005

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 69

DANIEL GAGNON, Eng.

I, Daniel Gagnon, residing at Montreal, Quebec do hereby certify that:

1)  I am a Senior Mining Engineer with the firm Met-Chem Canada Inc. (Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)  I am a graduate of the École Polytechnique de Montréal with a B. Eng. (Mining Engineer) in 1995. I have practiced my profession continuously since then;

3)  I am a member of the "Ordre des Ingénieurs du Québec" (118521);

4)  I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5)  I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)  I, as a qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)  I have visited the mining property several times since March 2004;

8)  I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)  I am a co-author of the report to which this certificate is attached and was responsible for sections 9 and parts of section 10.

10) I hereby consent to the filing of this report with any regulatory authority.

Daniel Gagnon, Eng. Senior Mining Engineer	February 22, 2005

January 2005

Aurizon Mines Ltd. Casa Berardi Project - Feasibility Study - Executive Summary	Page 70

GUY SAUCIER, Eng.

I, Guy Saucier, residing at Lachine, Quebec do hereby certify that:

1)  I am General Manager - Corporate Development, with the firm Met-Chem Canada Inc.

(Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)  I am a graduate of the École Polytechnique de Montréal with a B. Eng. (Geological Engineer) in 1983. I have practiced my profession continuously since then;

3)  I am a member of the "Ordre des Ingénieurs du Québec" (37711);

4)  I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5)  I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)  I, as a qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)  I have visited the mining property several times since March 2004;

8)  I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)  I am a co-author of the report to which this certificate is attached and was responsible for section 8.

10) I hereby consent to the filing of this report with any regulatory authority.

General Manager - Corporate Development	February 22, 2005

January 2005

CERTIFICATE OF QUALIFICATIONS

DAVE WEST

I, Dave West, residing at Sudbury, Ontario do hereby certify that:

1) I am General Manager – Sudbury Mining Division, with the firm Wardrop Engineering Inc. (Wardrop) with an office at 957 Cambrian Heights Drive, Sudbury, Ontario;

2) I am a graduate of Oxford University B. Sc. (Geotechnical Engineering) in 1976 and the University of Newcastle uopn Tyne M. Sc. (Rock Mechanics and Excavation Engineering) in 1977. I have practiced my profession continuously since then;

3) I am a member of the "Professional Engineers Ontario" (90523853);

9) I am a co-author of the report to which this certificate is attached and was responsible for sections 10.3, 10.4, 10.8 to 10.12 incl. and 16.4 (in whole or in part).

Dave West, P. Eng.
General Manager – Sudbury Division

February 24, 2005

CERTIFICATE OF QUALIFICATIONS

Yves Boisvert (For Services d’Entretien Miniers…)

I, Yves Boisvert, residing at Rouyn-Noranda, Quebec do hereby certify that:

1) I am Director of Mechanical / Piping Department, with the firm Les Industries Blais with an office at 155, Industrial Bd, Rouyn-Noranda, Canada;

2) I am a graduate of Université du Québec In Chicoutimi in 1994. I have practiced my profession continuously since then;

3) I am a member of the Professional Affiliation "Ordre des Ingénieurs du Québec" (113588);

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5) I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6) I, as a qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7) I have visited the mining property once since 2000

8) I was responsible for the supervision of the inspections and estimate of hours included into the cost of Rehabilitation of the existing ore processing plant as covered in section 16 of the report.

9) I hereby consent to the filing of this report with any regulatory authority.

Director of Mechanical & Piping Department.	28 septembre, 2005